Exhibit 2.1

STOCK PURCHASE AGREEMENT

by

and

among

INSIGHT HEALTH CORP.,

COMPREHENSIVE MEDICAL IMAGING, INC.,

CARDINAL HEALTH 414, INC.

and

CARDINAL HEALTH, INC.

Dated as of February 13, 2004

TABLE OF CONTENTS

ARTICLE 1. DEFINITIONS

ARTICLE 2. PURCHASE AND SALE OF SHARES
2.1	Purchase and Sale of Shares
2.2	Purchase Price; Adjustments
2.3	The Closing
2.4	Deliveries at the Closing

ARTICLE 3. REPRESENTATIONS AND WARRANTIES CONCERNING THE TRANSACTIONS
3.1	Representations and Warranties of Seller
3.2	Representations and Warranties of Cardinal
3.3	Representations and Warranties of Buyer

ARTICLE 4. REPRESENTATIONS AND WARRANTIES CONCERNING THE COMPANY
4.1	Corporate Status
4.2	Power and Authority; Enforceability
4.3	No Violation
4.4	Brokers’ Fees
4.5	Capitalization.
4.6	Company Subsidiaries
4.7	Financial Statements
4.8	Subsequent Events
4.9	Liabilities
4.10	Legal Compliance
4.11	Tax Matters
4.12	Real Property and Leaseholds
4.13	Intellectual Property
4.14	Contracts
4.15	Litigation
4.16	Labor; Employees
4.17	Availability, Title to, and Condition of Assets
4.18	Employee Benefits
4.19	Environmental, Health, and Safety Matters
4.20	Insurance
4.21	Regulatory Matters
4.22	Medicare/Medicaid Participation
4.23	Affiliate Transactions
4.24	Books and Records
4.25	Reimbursement Amount.

ARTICLE 5. PRE-CLOSING COVENANTS
5.1	General

i

5.2	Notices and Consents
5.3	Operation of the Continuing Businesses
5.4	Preservation of Business
5.5	Full Access
5.6	Confidentiality
5.7	Affiliated Transactions
5.8	Notification
5.9	No Negotiation
5.10	Payment of Liabilities
5.11	Release of Guarantees
5.12	Financing
5.13	Konica.
5.14	Arizona Region
5.15	Transition Services Agreement
5.16	Kansas City
5.17	Encumbrances.

ARTICLE 6. POST-CLOSING COVENANTS
6.1	General
6.2	Litigation Support
6.3	Tax Matters
6.4	Employees
6.5	Non-Solicitation
6.6	Excluded Revenues.
6.7	IDX/Signet JOA.
6.8	Encumbrances.

ARTICLE 7. CLOSING CONDITIONS
7.1	General Conditions
7.2	Conditions Precedent to Obligation of Buyer
7.3	Conditions Precedent to Obligation of Seller

ARTICLE 8. TERMINATION
8.1	Termination of Agreement
8.2	Effect of Termination

ARTICLE 9. INDEMNIFICATION
9.1	Survival of Representations and Warranties and Covenants
9.2	Indemnification Provisions for Benefit of Buyer
9.3	Indemnification Provisions for Benefit of Seller
9.4	Indemnification Claim Procedures
9.5	Limitations on Indemnification Liability
9.6	Indemnification As Exclusive Remedy

ARTICLE 10. MISCELLANEOUS
10.1	Entire Agreement
10.2	Successors

10.3	Assignments
10.4	Notices
10.5	Specific Performance
10.6	Submission to Jurisdiction; Process Agent; No Jury Trial
10.7	Time
10.8	Counterparts
10.9	Headings
10.10	Governing Law
10.11	Amendments and Waivers
10.12	Severability
10.13	Expenses
10.14	Construction
10.15	Incorporation of Exhibits, Annexes, and Schedules
10.16	Remedies
10.17	Electronic Signatures

INDEX OF DEFINED TERMS

Defined Term	Location of Definition

Accounts Receivable	Article 1
Action	Article 1
Affiliate or Affiliated	Article 1
Agent	Article 1
Agreement	Preamble
Allocation Statement	Section 6.3(l)
Applicable Rate	Article 1
Assumed Indebtedness	Article 1
Audited Financial Statements	Article 1
Balance Sheet Date	Article 1
Best Efforts	Article 1
Breach	Article 1
Business Day	Article 1
Buyer	Preamble
Buyer Disclosure Schedule	Section 3.3
Buyer Indemnified Parties	Article 1
Buyer Material Adverse Effect	Article 1
Buyer’s Plans	Section 6.4(b)
Cardinal	Preamble
Center Lease	Section 4.12(b)
Closing	Section 2.3
Closing Date	Section 2.3
Closing Dividend	Article 1
Closing Payment	Section 2.4(a)(i)
Closing Statement	Section 2.4(a)(i)
Code	Article 1
Commitment	Article 1
Company	Preamble
Company Disclosure Schedule	Article 4
Company Subsidiaries	Article 1
Confidential Information	Article 1
Consent	Article 1
Continuing Business	Article 1
Contract	Article 1
Current Assets	Article 1
Current Liabilities	Article 1
Credit Agreement	Article 1
Damages	Article 1
December Financials	Article 1
Disposition Agreements	Article 1
Discontinued Business	Article 1
Elections	Section 6.3(k)
Encumbrance	Article 1

Enforceable	Article 1
Environmental, Health, and Safety Requirements	Article 1
EOB	Section 6.6
Equity Interest	Article 1
ERISA	Article 1
ERISA Affiliate	Section 4.18
Excluded Assets	Article 1
Excluded Contracts	Article 1
Excluded Liabilities	Article 1
Excluded Revenues	Section 6.6
Expiration Date	Article 1
Financial Statements	Article 1
GAAP	Article 1
Governmental Body	Article 1
Healthcare Law	Article 1
HSR Act	Article 1
Indebtedness	Article 1
Indemnification Claim	Section 9.4(a)
Indemnified Parties	Article 1
Indemnitor	Article 1
Interim Financial Statements	Article 1
IRS	Section 6.3(l)
Knowledge	Article 1
Konica	Article 1
Konica Agreement	Article 1
LA Purchase Agreement	Section 9.3(e)
Law	Article 1
Leased Real Estate	Section 4.12(b)
Lender Consents	Section 5.12(a)
Liability or Liable	Article 1
Material Adverse Change (Effect)	Article 1
Non-competition Agreement	Section 2.4(a)(x)
Ordinary Course of Business	Article 1
Organizational Documents	Article 1
Owned Real Estate	Section 4.12(a)
Parties	Preamble
Permit	Article 1
Permitted Encumbrances	Article 1
Person	Article 1
Per Se	Definition of Excluded Contracts
Post-Closing Straddle Period	Section 6.3(i)
Pre-Closing Straddle Period	Section 6.3(h)
Purchase Price	Section 2.2
Purchased Subsidiary	Article 1

v

Radiologist Estoppels	Section 2.4(a)(x)
Representatives	Article 1
Reimbursement Amount	Article 1
Schedules	Article 1
SEC	Article 1
Securities Act	Article 1
Seller	Preamble
Seller Assumed Liabilities	Article 1
Seller Disclosure Schedule	Section 3.1
Seller Indemnified Parties	Article 1
Seller Parties	Article 1
Seller Plans	Section 4.18
Share	Article 1
Signet JOA	Section 9.2(f)
Straddle Tax Periods	Section 6.3(c)
Subsidiary	Article 1
Tax	Article 1
Tax Return	Article 1
Termination Date	Article 1
Threatened	Article 1
Transaction Documents	Article 1
Transactions	Article 1
Transferred Employees	Section 6.4(a)
Transition Services Agreement	Section 2.4(a)(xiv)
Valley PSA	Section 4.14(c)
WARN Act	Article 1

Exhibits

Exhibit A	Form of Release

Exhibit B	Form of Seller’s Officer’s Certificate

Exhibit C	Form of Seller’s Secretary’s Certificate

Exhibit D	Form of Buyer’s Officer’s Certificate

Exhibit E	Form of Buyer’s Secretary’s Certificate

Exhibit F	Form of Seller Legal Opinion

Exhibit G	Form of Non-competition Agreement

Exhibit H	Form of Buyer Legal Opinion

Exhibit I	Form of Cardinal’s Officer’s Certificate

Exhibit J	Arizona Region Allocation

Exhibit K	Form of Cardinal Legal Opinion

Stock Purchase Agreement

This Stock Purchase Agreement (this “Agreement”), dated as of February 13, 2004, is by and among (i) InSight Health Corp., a Delaware corporation (“Buyer”), (ii) Comprehensive Medical Imaging, Inc., a Delaware corporation (the “Company”), (iii) Cardinal Health 414, Inc., a Delaware corporation and the sole stockholder of the Company (“Seller”), and (iv) Cardinal Health, Inc., an Ohio corporation (“Cardinal”).

BACKGROUND:

A.                                   Seller is a wholly owned subsidiary of Cardinal and owns all of the Company’s outstanding capital stock.

B.                                     Buyer desires to purchase from Seller all of the Company’s outstanding capital stock, and Seller desires to sell to Buyer all of the Company’s outstanding capital stock, in accordance with this Agreement’s terms and conditions.

C.                                     Buyer, Seller, Cardinal and the Company (the “Parties”) intend for the purchase and sale of the Shares (as defined below) to be treated as a taxable purchase for tax purposes.  Seller and the Buyer intend to jointly make the election provided for by Section 338(h)(10) of the Code and Treasury Regulations Section 1.338(h)(10).

AGREEMENT:

NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants contained herein, Buyer and each of Seller and the Company agree as follows:

ARTICLE 1.

DEFINITIONS

“Accounts Receivable” means (a) all trade accounts receivable and other rights to payment (including, but not limited to, rights to payment for services rendered but not yet billed) from customers of the Company and the full benefit of all security for such accounts or rights to payment, including all trade accounts receivable representing amounts receivable in respect of goods shipped or products sold or services rendered to customers of the Company, (b) all other accounts or notes receivable of the Company and the full benefit of all security for such accounts or notes and (c) any claim, remedy or other right related to any of the foregoing.

“Action” means any action, appeal, petition, plea, charge, complaint, claim, suit, demand, litigation, arbitration, mediation, hearing, inquiry, investigation or similar event, occurrence, or proceeding.

“Affiliate” or “Affiliated” with respect to any specified Person, means a Person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, such specified Person.  For this definition, “control” (and its derivatives) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting Equity Interests, as trustee or executor, by Contract or credit arrangements or otherwise.

“Agent” means Bank of America, N.A.

“Applicable Rate” means the interest rate published under the “Money Rates” section of The Wall Street Journal as the “prime rate” as of the applicable date.

“Assumed Indebtedness” means any Liability of the Seller Parties for Indebtedness arising out of or relating to the Continuing Business and listed on Schedule VI of the Company Disclosure Schedule or as approved by Buyer pursuant to Section 5.3.

“Audited Financial Statements” means audited combined balance sheets of the Continuing Businesses as of December 31, 2001 and December 31, 2002 and audited combined statements of income, changes in shareholders’ equity and cash flows for the Continuing Businesses for the fiscal years ended December 31, 2000, December 31, 2001, and December 31, 2002, together with (i) the report thereon of Ernst & Young LLP, independent certified public accountants, including the notes thereto and (ii) unaudited consolidating schedules prepared by the Company.

“Balance Sheet Date” means December 31, 2002.

“Best Efforts” means the efforts, time and costs that a prudent Person desirous of achieving a result would use, expend, or incur in similar commercial circumstances to ensure that such result is achieved as expeditiously as possible.

“Breach” means (a) any breach, inaccuracy, failure to perform, failure to comply, conflict with, failure to notify, default, or violation or (b) any other act, omission, event, occurrence or condition the existence of which would (i) permit any Person to accelerate any obligation or terminate, cancel, or modify any right or obligation or (ii) require the payment of money or other consideration.

“Business Day” means a day on which banks are ordinarily open for transaction of normal banking business in California and New York.

“Buyer Indemnified Parties” means Cardinal and Seller and their respective officers, directors, managers, employees, agents, Representatives and Affiliates (other than the Company and the Company Subsidiaries).

“Buyer Material Adverse Effect” means any material adverse effect on (i) the Buyer’s business, taken as a whole or (ii) the ability of Buyer to consummate the purchase of the Shares and the other transactions contemplated by this Agreement without material delay; provided, however, that for purposes of this Agreement, (A) conditions, events or circumstances generally adversely affecting the United States economy, the United States securities markets or the healthcare industry, so long as such conditions, events or circumstances do not materially disproportionately affect the Buyer’s business, taken as a whole; or (B) conditions, events or circumstances arising out of or attributable to changes in laws, regulations or interpretations thereof by any Governmental Body affecting the healthcare industry, shall, in each case, not be taken into account in determining whether there has been or would be a Buyer Material Adverse Effect.

“Closing Dividend” means a distribution of the Excluded Assets existing immediately prior to the Closing to the Seller.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commitment” means (a) options, warrants, convertible securities, exchangeable securities, subscription rights, conversion rights, exchange rights, or other Contracts that could require a Person to issue any of its Equity Interests or sell any Equity Interests it owns in another Person; (b) any other securities convertible into, exchangeable or exercisable for, or representing the right to subscribe for any Equity Interests of a Person or owned by a Person; (c) statutory preemptive rights or preemptive rights granted under a Person’s Organizational Documents; and (d) stock appreciation rights, phantom stock, profit participation, or other similar rights with respect to a Person.

“Company Subsidiaries” means each of the Subsidiaries of the Company.

“Confidential Information” means any information concerning the businesses and affairs of Buyer or any Seller Party.

“Consent” means any consent, approval, notification, waiver or other similar action.

“Continuing Businesses” shall mean the diagnostic medical imaging operations of the Company and the Company Subsidiaries at the diagnostic medical imaging facilities identified on Schedule I hereto and all of the assets and liabilities of the Company and the Company Subsidiaries related thereto.

“Contract” means any Enforceable contract, agreement, arrangement, commitment, letter of intent, memorandum of understanding, heads of agreement, promise, obligation, right, instrument, document, or other similar understanding, whether written or oral.

“Credit Agreement” means that credit agreement, dated as of October 17, 2001, among Buyer, certain Affiliates of Buyer, Agent, and the other lenders identified therein, as amended.

“Current Assets” means all of the assets of the Company and the Company Subsidiaries as of the Closing Date that would be classified as “current assets” under GAAP using the same accounting methods, policies, practices, principles and procedures with consistent classifications, that were used in the preparation of the Audited Financial Statements.  Current Assets shall include, but not be limited to, cash, cash equivalents and short term investments, Accounts Receivable, prepaid insurance and other current assets of the Company.  Notwithstanding the foregoing, Current Assets shall not include any assets that are reflected in the value of the Reimbursement Amount.

“Current Liabilities” means all of the liabilities of the Company and the Company Subsidiaries as of the Closing Date that would be classified as “current liabilities” under GAAP using the same accounting methods, policies, practices, principles and procedures with consistent classifications, that were used in the preparation of the Audited Financial Statements.  Current Liabilities shall include, but not be limited to, trade account payables, accrued liabilities (to the extent included in current liabilities in accordance with GAAP), accrued radiology fees and accrued wages.  Notwithstanding the foregoing, Current Liabilities shall not include Assumed Indebtedness.

“Damages” means all damages, losses, Liabilities and expenses (including reasonable fees and expenses of outside attorneys).

“December Financials” means the unaudited combined balance sheet of the Continuing Businesses as of December 31, 2003 and the related unaudited combined statements of income, changes in shareholders’ equity and cash flows for the 12 months then ended, including the consolidating schedules thereto.  The December Financials shall be prepared using the same accounting methods, policies, practices, principles and procedures with consistent classifications, judgments and valuation and estimation methodologies that were used in the preparation of the Audited Financial Statements.

“Discontinued Businesses” means all of the businesses conducted by the Company and the Company Subsidiaries prior to the Closing Date other than the Continuing Businesses.

“Disposition Agreements” means the following Contracts and each exhibit and schedule attached thereto, each as they exist as of the date hereof or as further amended from time to time: (i) that certain Asset Purchase Agreement by and among Buyer, Seller, Comprehensive Medical Imaging Centers, Inc. and the Company, dated as of January 6, 2003, as amended by that certain Amendment No. 1 to Asset Purchase Agreement, dated as of February 21, 2003, as further amended by that certain Amendment No. 2 to Asset Purchase Agreement, dated as of March 30, 2003; (ii) that certain Amended and Restated Asset Purchase Agreement, dated as of May 1, 2003, by and among Signet Diagnostic Imaging Services, LLC, the Company, Syncor Caribe, Comprehensive Medical Imaging Centers, Inc., those Subsidiaries and Affiliates of the Company and Comprehensive Medical Imaging Centers, Inc. party thereto, and Seller, as amended by that certain Side Letter dated May 1, 2003; (iii) that certain Asset Purchase Agreement, dated as of April 4, 2003, among Touchstone Imaging of Mesquite, LP, the Company and Seller; (iv) that certain Partnership Unit Purchase Agreement, dated as of March 10, 2003, by and among Eastern Radiologists, Inc., MRI/ERI, LLC, Comprehensive Medical Imaging Centers, Inc., and Seller; (v) that certain Membership Interest Exchange Agreement, dated as of March 31, 2003, by and between Comprehensive Medical Imaging Centers, Inc. and Medical Development Services, LLC; (vi) that certain Membership Interest Purchase Agreement, dated as of March 28, 2003, between Comprehensive Medical Imaging Centers, Inc. and Medical Development Services, LLC; (vii) that certain Membership Interest Purchase Agreement, dated as of March 28, 2003, among Comprehensive Medical Imaging Centers, Inc., Medical Development Services, LLC and Judith Rose, M.D.; (viii) that certain Asset Purchase Agreement, dated as of August 29, 2003, by and among Touchstone Imaging of Mesquite, LP, Seller and the Company; (ix) Membership Interest Purchase Agreement, dated as of December 15, 2003, by and between Radiological

Associates of Sacramento Medical Group, Inc. and Comprehensive Medical Imaging Centers, Inc.; and (x) each other agreement, if any, entered into by the Company, or any Company Subsidiary, providing for the sale, transfer or disposition of all or any portion of the Discontinued Businesses.

“Encumbrance” means any chose, encumbrance, security interest, lien, option, equity, adverse claim or restriction.

“Enforceable” - a Contract is “Enforceable” if it is the legal, valid, and binding obligation of the applicable Person enforceable against such Person in accordance with its terms.

“Environmental, Health, and Safety Requirements” means all Laws concerning or relating to public health and safety, worker/occupational health and safety, and pollution or protection of the environment, including those relating to the presence, use, manufacturing, refining, production, generation, handling, transportation, treatment, recycling, transfer, storage, disposal, distribution, importing, labeling, testing, processing, discharge, release, threatened release, control, or other action or failure to act involving cleanup of any Hazardous Materials, each as amended and as now in effect.

“Equity Interest” means (a) with respect to a corporation, any and all shares of capital stock, (b) with respect to a partnership, limited liability company, trust or similar Person, any and all units, interests or other partnership/limited liability company interests, and (c) any other direct equity ownership or participation in a Person.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Excluded Assets” means (i) the Company’s central billing office located at 2393 Townsgate Road, Westlake Village, California, (ii) the Company’s former corporate office located at 3396 Willow Lane, Suites 100, 200 and 201, Thousand Oaks, California, (iii) any asset of the Company or any Company Subsidiary owned, licensed or used in connection with the operation of the Discontinued Businesses (including but not limited to, the Company Subsidiaries listed on Schedule III of the Company Disclosure Schedule), (iv) subject to Section 7.2(i), any asset of the Company related to IDX and Dictaphones, (v) the Current Assets and (vi) all employee records relating to employees of the Company or Company Subsidiaries during the period prior to the Closing Date.

“Excluded Contracts” means each of the following agreements (and each exhibit and schedule relating thereto other than the Signet JOA): (i) the Disposition Agreements; (ii) the Konica Agreement; (iii) that certain Chubb Specialty Insurance Equipment Maintenance Insurance Policy, administered by Target Equipment Assets Management for Comprehensive Medical Imaging, Inc.; (iv) that certain Practice Management Service Agreement, dated as of June 25, 2003, between PST Services, Inc., d/b/a Per-se Technologies (“Per Se”) and Comprehensive Medical Imaging, Inc.; (v) all retention letters between the Company and its employees; (vi) that certain Comprehensive Medical Imaging, Inc./NHD Distribution and Service Agreement, effective April 3, 2000, between NHD, Inc. and Comprehensive Medical Imaging, Inc.; (vii) that certain Provider Billing Agreement between Professional Healthcare

Billing Services, LLC and the Company; (viii) that certain Billing and Collection Services Agreement dated as of January 1, 2002, between Comprehensive Medical Imaging Centers, Inc. and Whiterock Radiology Associates, LP and (ix) each Contract that does not relate to the Continuing Businesses.

“Excluded Liabilities” means (i) any Liability of the Seller Parties relating to the period prior to the Closing Date to indemnify any Person by reason of the fact that such Person was a director, officer, employee, or agent of any of the Seller Parties or was serving at the request of any such Person as a partner, trustee, director, officer, employee, or agent of another Person (whether such indemnification is for judgments, damages, penalties, fines, costs, amounts paid in settlement, losses, expenses, or otherwise and whether such indemnification is pursuant to any statute, charter document, bylaw, agreement, or otherwise); (ii) any Liability of the Seller Parties to purchasers of the assets of the Discontinued Businesses under the Disposition Agreements or otherwise; (iii) any Liability of the Seller Parties or any of their Affiliates for costs and expenses incurred in connection with the negotiation, execution and performance under this Agreement and other transaction costs incurred in connection with the Transactions, including, without limitation, all fees of counsel to the Seller Parties, all fees of the accountants of the Seller Parties (except as set forth in Section 2.4(b)(ii)) and all compensation to brokers, finders and agents with respect to the Transactions; (iv) any Liability of the Seller Parties or their Affiliates with respect to Seller Plans or employees of the Seller Parties for compensation, wages, vacation, bonuses, payroll taxes, benefits, severance, claims or otherwise; (v) any Liability of the Seller Parties or their Affiliates (A) with respect to any indemnity or guaranty obligation for an Excluded Liability or (B) arising out of, resulting from, the Actions listed on Schedule 4.15 of the Company Disclosure Schedule; (vi) any Liabilities arising under the Excluded Assets or Excluded Contracts; (vii) any Liabilities arising from or relating to the Discontinued Businesses; (viii) any Liability of the Seller Parties to any of their respective shareholders, directors, officers, parents or subsidiaries other than Liabilities set forth on Schedule IV of the Company Disclosure Schedule; (ix) all Seller Assumed Liabilities (without duplication); (x) any Liability of the Seller Parties with respect to Indebtedness, other than the Assumed Indebtedness; (xi) any Liability of the Seller Parties for Taxes arising from or relating to the operations of the Company or any Company Subsidiary on or prior to the Closing Date; (xii) any Liability of the Seller Parties for the unpaid Taxes of any Person (other than the Seller Parties or any of their Affiliates) under Reg. 1.1502-6 (or any similar provision of state, local or foreign Law) as a transferee or successor, by Contract or otherwise; and (xiii) any Liabilities of the Seller Parties arising out of the operation of the Continuing Businesses on or prior to the Closing Date other than (A) the Assumed Indebtedness and (B) obligations arising under Contracts of the Continuing Businesses that are scheduled to be performed after the Closing Date.

“Expiration Date” means April 30, 2004.

“Financial Statements” means the Interim Financial Statements and the Audited Financial Statements.

“GAAP” means United States generally accepted accounting principles as in effect as of the date hereof.

“Governmental Body” means any legislature, agency, bureau, department, commission, court, political subdivision, tribunal or other instrumentality of government whether local, state, federal or foreign.

“Hazardous Materials” means substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, or radiation.

“Healthcare Law” means the following laws or regulations relating to the regulation of the health care industry or to payment for services rendered by healthcare providers: (i) Sections 1877, 1128, 1128A or 1128B of the Social Security Act; (ii) any prohibition on the making of any false statement or misrepresentation of material facts to any governmental agency that administers a federal or state health care program (including but not limited to Medicare, Medicaid, the Military Health System (“TRICARE”); (iii) the licensure, certification or registration requirements of health care facilities, services or equipment including, but not limited to, the Mammography Quality Standards Act; (iv) any state certificate of need or similar law governing the establishment of health care facilities or service or the making of health care capital expenditures; (v) any state law relating to fee-splitting or the corporate practice of medicine; (vi) any state physician self referral prohibition or state anti-kickback law; (vii) any criminal offense relating to the delivery of, or claim for payment for, a healthcare item or service under any federal or state health care program; (viii) any federal or state law relating to the interference with or obstruction of any investigation into any criminal offense; and (ix) any criminal offense under federal or state law relating to the unlawful manufacture, distribution, prescription or dispensing of a controlled substance.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means indebtedness for borrowed money or capital leases, including any bank debt or notes payable, and all accrued and unpaid interest relating thereto.

“Indemnified Parties” means, individually and as a group, the Buyer Indemnified Parties and the Seller Indemnified Parties.

“Indemnitor” means any Party having any Liability to any Indemnified Party under this Agreement.

“Interim Financial Statements” means (i) the unaudited combined balance sheet of the Continuing Businesses as of September 30, 2003 and the related unaudited combined statements of income, changes in shareholders’ equity and cash flow for the nine months then ended, including consolidating schedules thereto and (ii) the December Financials.

“Knowledge” means with respect to (a) the Seller, (x) the actual knowledge of the following individuals after reasonable investigation conducted consistent with the ordinary course conduct of such individual’s duties: Virginia Havai, Controller of the Company; Kurt Dieck, Senior Vice President of Cardinal; Peter Girgis, Vice President Information Technology

of Seller; Steve Renard, Regional Vice President of the Company; Hiro Hozumi, Executive Director, Applications of Seller; and Paul Ramos, Director, National Patient Accounts of the Company; and (y) the actual knowledge of the following individuals:  David Ward, formerly Chief Executive Officer of the Company; Rochelle Martel, formerly Chief Financial Officer of the Company; Laura Mower, formerly Regional Vice President of the Company; Steve Barder, formerly Executive Director of Human Resources of the Company; and Cheryl Wilson, Director of Operations of Per-Se Technologies; and (b) any Person other than the Seller, the actual knowledge of such Person and its Representatives.

“Konica” means Konica Medical Imaging.

“Konica Agreement” means that certain National Multi-Facility Agreement, effective November 14, 2000, between Konica and Seller.

“Law” means any applicable statute, rule, regulation, administrative requirement, code or ordinance of any Governmental Body, each as amended and now in effect.

“Liability” or “Liable” means any liability or obligation, whether known or unknown, asserted or unasserted, absolute or contingent, matured or unmatured or conditional or unconditional.

“Material Adverse Change (or Effect)” means any material adverse effect on (i) the business, financial condition or operations of the Continuing Businesses, taken as a whole or (ii) the ability of the Seller to consummate the sale of the Shares and the other Transactions without material delay; provided, however, that for purposes of this Agreement, (A) conditions, events or circumstances generally adversely affecting the United States economy, the United States securities markets or the healthcare industry, so long as such conditions, events or circumstances do not materially disproportionately affect the Continuing Businesses, taken as a whole; or (B) conditions, events or circumstances arising out of or attributable to changes in laws, regulations or interpretations thereof by any Governmental Body affecting the healthcare industry, shall, in each case, not be taken into account in determining whether there has been or would be a Material Adverse Change (or Effect).

“Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice (including with respect to quantity, quality and frequency) of the relevant Person and its Subsidiaries.

“Organizational Documents” means the articles of incorporation, certificate of incorporation, charter, bylaws, articles of formation, regulations, operating agreement, certificate of limited partnership, partnership agreement, and all other similar documents, instruments or certificates executed, adopted, or filed in connection with the creation, formation, or organization of a Person, including any amendments thereto.

“Permit” means any permit, license, certificate, approval, consent, notice, waiver, franchise, registration, filing, accreditation, or other similar authorization required by any Law or Governmental Body.

“Permitted Encumbrances” means (i) Encumbrances disclosed on Schedule V to the Company Disclosure Schedule and on Schedule 4.12(g) of the Company Disclosure Schedule, approved by Buyer pursuant to Section 5.3 hereof, or, with respect to a particular piece of real property, disclosed in the public records of the county in which such real property is located and affecting the fee interest and all other leasehold interests in such real property (and not materially interfering with the present use of the leasehold interest of the Company or the Company Subsidiaries in respect of such real property), (ii) liens for Taxes, assessments, governmental charges or levies or mechanics’ and other statutory liens which are not material in amount relative to the property affected, or which are not yet delinquent or are being contested in good faith and by appropriate proceedings in respect thereof and for which an appropriate reserve has been established in accordance with GAAP, (iii) imperfections of title which are immaterial in amount relative to the property affected and which do not materially interfere with the present use of the property subject thereto or affected thereby, and (iv) restrictions on transfer generally arising under federal and state securities Laws.

“Person” means any individual, partnership, limited liability company, corporation, association, joint stock company, trust, entity, joint venture, labor organization, unincorporated organization, or Governmental Body.

“Purchased Subsidiary” means each Company Subsidiary identified on Schedule 4.6 of the Company Disclosure Schedule.

“Reimbursement Amount” means the sum of the following: (i) $250,000 plus (ii) $377,771; plus (iii) all amounts incurred by Seller pursuant to Section 5.16.

“Representatives” means Persons acting on behalf of another Person, including such Person’s officers, directors, employees, representatives, agents, independent accountants, investment bankers and counsel.

“Schedules” means the scheduled disclosures included in each of the Buyer Disclosure Schedule, the Seller Disclosure Schedule and the Company Disclosure Schedule, as the case may be.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Seller Assumed Liabilities” means (x) the Current Liabilities of the Company and the Company Subsidiaries as of the Closing Date, and (y) all obligations of the Company and the Company Subsidiaries under the Excluded Contracts or the Excluded Liabilities (without duplication).

“Seller Indemnified Parties” means (a) Buyer and its officers, directors, managers, employees, agents, Representatives and their Affiliates, (b) each of Company and the Company Subsidiaries and their respective officers, directors, managers, employees, agents, Representatives and their Affiliates, and (c) Agent, provided, however, that Agent’s right to indemnification and to make Indemnification Claims under ARTICLE 9 shall be limited to Damages arising under Section 9.2(h).

“Seller Parties” means the Company, Seller and each of the Company Subsidiaries.

“Share” means any issued and outstanding share of the common stock, par value $0.05 per share, of the Company.

“Subsidiary” means, with respect to any Person: (a) any corporation of which 50% or more of the total voting power of all classes of the Equity Interests entitled (without regard to the occurrence of any contingency) to vote in the election of directors is owned by such Person directly or through one or more other Subsidiaries of such Person and (b) any Person other than a corporation of which at least a majority of the Equity Interests (however designated) entitled (without regard to the occurrence of any contingency) to vote in the election of the governing body, partners, managers or others that will control the management of such entity are owned by such Person directly or through one or more other Subsidiaries of such Person.

“Tax” means (i) any federal, state, local, or foreign taxes, including, without limitation, income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs, ad valorem, duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not and (ii) any obligations under any Contracts with respect to any Tax described in clause (i) above.

“Tax Return” means any return, form, declaration, report, claim for refund, or information return or statement relating to Taxes required to be filed with any Governmental Body, including any schedule or attachment thereto, and including any amendment thereof.

“Termination Date” means the date on which this Agreement is terminated pursuant to Section 8.1.

“Threatened” means a demand or statement has been made or a notice has been given.

“Transaction Documents” means this Agreement, the Non-competition Agreement and each of the other documents, instruments and agreements to be executed, delivered, and performed in connection herewith.

“Transactions” means all of the transactions contemplated by this Agreement, including: (a) the sale of the Shares by Seller to Buyer and Buyer’s delivery of the Purchase Price therefor; (b) the execution, delivery, and performance of all of the documents, instruments and agreements to be executed, delivered, and performed in connection herewith, and (c) the performance by Buyer and Seller Parties of their respective covenants and obligations (pre- and post-Closing) under this Agreement.

“WARN Act” means the Worker Adjustment and Retraining Notification Act.

ARTICLE 2.

PURCHASE AND SALE OF SHARES

2.1                               Purchase and Sale of Shares.

On and subject to the terms and conditions of this Agreement, Buyer agrees to purchase from Seller, and Seller agrees to sell to Buyer, all of the Shares for the consideration specified in Section 2.2.

2.2                               Purchase Price; Adjustments.

(a)                          Purchase Price. The purchase price (the “Purchase Price”) for the Shares is $48,300,000, as adjusted by Section 2.2(b) below.

(b)                         Indebtedness.  The Purchase Price shall be decreased on a dollar for dollar basis in an amount equal to the sum of (i) all Assumed Indebtedness and any late fees associated with such Assumed Indebtedness as of the Closing Date and (ii) to the extent the Assumed Indebtedness is repaid on the Closing Date, 50% of any prepayment penalties (including applicable sales taxes payable upon prepayment) incurred as a result of payment of the Assumed Indebtedness on the Closing Date.

2.3                               The Closing.

The closing of the purchase and sale of the Shares (the “Closing”) will take place at the offices of Akin Gump Strauss Hauer & Feld LLP, Century Tower Plaza, 2029 Century Park East, Suite 2400, Los Angeles, California, commencing at 9:00 a.m., local California time.  If all conditions to the obligations of the Parties to consummate the purchase and sale of the Shares (other than conditions with respect to actions the respective Parties will satisfy at the Closing itself) have been satisfied or waived (i) on or prior to the 15th day of a month, the Closing will be effective as of 11:59 p.m., local California time on the last Business Day of the preceding month or (ii) after the 15th day of a month, the Closing will occur as of 11:59 p.m., local California time on the last Business Day of such month.  The Closing may otherwise occur on or as of such other date as Buyer and Seller may mutually determine (the date on which the Closing occurs is herein referred to as the “Closing Date”).  Notwithstanding the foregoing, for purposes of Section 6.4 the Closing shall be deemed to be effective at 11:59 p.m., local California time on the Business Day on which Seller receives the Closing Payment and Buyer receives the Shares (the “Effective Time”).

2.4                               Deliveries at the Closing.

At the Closing:

(a)                          Seller will deliver to Buyer:

(i)                                     A closing statement (the “Closing Statement”) computing the amount or listing of (v) the Purchase Price to be paid at the Closing (the “Closing Payment”), which shall be an amount equal to $48,300,000 as adjusted as provided for in Section 2.2(b), (w) the Closing Dividend, (x) the Reimbursement Amount, and (y) the Seller Assumed Liabilities.  At least five (5) calendar days prior to the Closing, Seller shall deliver to Buyer a copy of the Closing Statement.

(ii)                                  Certificates representing the Shares, duly endorsed (or accompanied by duly executed stock powers) for transfer to Buyer.

(iii)                               A release in the form of Exhibit A executed by Seller and Cardinal.

(iv)                              An officer’s certificate, substantially in the form of Exhibit B, duly executed on the Seller’s behalf, as to whether each condition specified in Sections 7.2(a)-7.2(c) has been satisfied.

(v)                                 An officer’s certificate, substantially in the form of Exhibit I, duly executed on Cardinal’s behalf, as to whether each condition specified in Sections 7.2(a) and 7.2(b) has been satisfied.

(vi)                              A secretary’s certificate, substantially in the form of Exhibit C, duly executed on the Seller’s behalf.

(vii)                           A non-foreign certification (in form and substance reasonably satisfactory to Buyer) that satisfies the requirements of Treasury Regulation Section 1.1445-2(b) (2).

(viii)                        (A) A legal opinion of the outside counsel listed in Section 10.4, in the form and substance as set forth in Exhibit F, addressed to Buyer and dated as of the Closing Date, and (B) a legal opinion of the office of the General Counsel of Cardinal in the form and substance as set forth in Exhibit K, addressed to Buyer and dated as of the Closing Date.

(ix)                                All invoices received from Ernst & Young LLP relating to the preparation and delivery of the Financial Statements.

(x)                                   Letters of resignation from such officers and directors of the Company as may be designated by Buyer prior to the Closing, such resignation to be effective as of the Closing Date.

(xi)                                A non-competition agreement (the “Non-competition Agreement”) in the form of Exhibit G, duly executed by Seller.

(xii)                             Written confirmations from the radiologist groups specified on Schedule 7.2(m) of the Company Disclosure Schedule pursuant to which each such radiologist group confirms that the agreements presented by Seller to Buyer with respect to such radiologist group constitute all of the agreements and arrangements between such radiologist group and the Company and the Company Subsidiaries (collectively, the “Radiologist Estoppels”).

(xiii)                          Evidence reasonably satisfactory to Buyer of the assumption of the Seller Assumed Liabilities and distribution of the Closing Dividend.

(xiv)                         A transition services agreement, in form to be negotiated in good faith among the Parties, providing for transition services to support Seller’s continuing operation of the Discontinued Businesses for a reasonable period of time post-Closing to allow for a reasonable sale of the Discontinued Businesses to a third party and orderly integration in connection therewith (the “Transition Services Agreement”).

(b)                         Buyer will deliver to Seller:

(i)                                     The Closing Payment (as it may be reduced pursuant to this paragraph) and the Reimbursement Amount.  If there is any Indebtedness of the Continuing Businesses outstanding at the Closing Date other than the Assumed Indebtedness, and such Indebtedness is not disputed by Seller, the amount of such Indebtedness as indicated on the applicable payoff letter delivered pursuant to Section 7.2(k)(iii) shall be paid by wire transfer by Buyer directly to the applicable creditor in full satisfaction of such Indebtedness.  After deducting any amounts paid to creditors pursuant to the immediately preceding sentence, the aggregate amount of the Closing Payment and Reimbursement Amount shall be paid by Buyer to Seller via wire transfer of immediately available funds to an account designated by Seller.

(ii)                                  An amount, via wire transfer of immediately available funds to an account designated by Seller, equal to 50% of the fees of Ernst & Young LLP incurred by the Seller in connection with the preparation and delivery of the Financial Statements as reflected on the invoices delivered pursuant to Section 2.4(a)(ix).

(iii)                               An officer’s certificate, substantially in the form of Exhibit D, duly executed on Buyer’s behalf, as to whether each condition specified in Sections 7.3(a) and 7.3(b) has been satisfied.

(iv)                              A secretary’s certificate, substantially in the form of Exhibit E, duly executed on Buyer’s behalf.

(v)                                 A legal opinion of the outside counsel listed in Section 10.4 in the form and substance as set forth on Exhibit H, addressed to Seller and dated as of the Closing Date.

(vi)                              A schedule of Transferred Employees in accordance with Section 6.4 at least five (5) days prior to the Closing.

(vii)                           The Transition Services Agreement, duly executed by Buyer.

ARTICLE 3.

REPRESENTATIONS AND WARRANTIES
CONCERNING THE TRANSACTIONS

3.1                               Representations and Warranties of Seller.

Except as is provided in the preamble to the disclosure letter delivered at or prior to the execution of this Agreement by Seller (the “Seller Disclosure Schedule”), Seller represents and warrants to Buyer as follows:

(a)                          Status of Seller.  Seller is a corporation duly organized, validly existing, and in good standing under the Laws of the jurisdiction of its incorporation.

(b)                         Power and Authority; Enforceability.  Seller has the corporate power and authority to execute and deliver each Transaction Document to which Seller is a party, and to perform and consummate the Transactions.  Seller has taken all actions necessary to authorize the execution and delivery of each Transaction Document to which it is a party, the performance of Seller’s obligations thereunder, and the consummation of the Transactions.  Each Transaction Document has been duly authorized, executed, and delivered by, and is Enforceable against Seller, if Seller is a party thereto.

(c)                          No Violation.  The execution and the delivery of the Transaction Documents to which Seller is a party and the performance and consummation of the Transactions by Seller will not (i) Breach any Law to which Seller is subject or any provision of its Organizational Documents; (ii) Breach any material Contract or material Permit to which Seller is a party or by which Seller is bound or to which any of Seller’s assets is subject; or (iii) require any material Consent, except (A) any applicable filings required under the HSR Act by Seller, the Company and Buyer, (B) any SEC and other filings required to be made by Seller, and (C) any notifications or filings to any relevant state or federal regulatory agencies; (iv) Breach any resolution adopted by the board of directors or the shareholders of Seller; (v) Breach or give any Governmental Body or other Person the right to challenge any of the Transactions or to exercise any remedy or obtain any relief under any Law to which Seller, or any of its assets, may be subject or (vi) result in the imposition or creation of any Encumbrance upon or with respect to any of Seller’s assets.

(d)                         Brokers’ Fees.  No Seller Party has any Liability to pay any compensation to any broker, finder, or agent with respect to the Transactions for which Buyer, the Company or any Company Subsidiary could become directly or indirectly Liable.

(e)                          Shares.  Seller is and will be on the Closing Date the record and beneficial owner and holder of the Shares free and clear of any Encumbrances (other than any restrictions under the Securities Act and state securities Laws).

3.2                               Representations and Warranties of Cardinal.

Cardinal represents and warrants to Buyer as follows:

(a)                          Status of Cardinal.  Cardinal is a corporation duly organized, validly existing, and in good standing under the Laws of the jurisdiction of its incorporation.

(b)                         Power and Authority; Enforceability.  Cardinal has the corporate power and authority to execute and deliver each Transaction Document to which Cardinal is a party, and to perform and consummate the Transactions.  Cardinal has taken all actions necessary to authorize the execution and delivery of each Transaction Document to which it is a party, the performance of Cardinal’s obligations thereunder, and the consummation of the Transactions.  Each Transaction Document has been duly authorized, executed, and delivered by, and is Enforceable against Cardinal, if Cardinal is a party thereto.

(c)                          No Violation.  The execution and the delivery of the Transaction Documents to which Cardinal is a party and the performance and consummation of the Transactions by Cardinal will not (i) Breach any Law to which Cardinal is subject or any provision of its Organizational Documents; (ii) Breach any material Contract or material Permit to which Cardinal is a party or by which Cardinal is bound or to which any of Cardinal’s assets is subject; or (iii) require any material Consent of any Government Body, except (A) any applicable filings required under the HSR Act by Seller, the Company and Buyer, (B) any SEC and other filings required to be made by Seller, and (C) any notifications or filings to any relevant state or federal regulatory agencies; (iv) Breach any resolution adopted by the board of directors or the shareholders of Cardinal; (v) Breach or give any Governmental Body or other Person the right to challenge any of the Transactions or to exercise any remedy or obtain any relief under any Law to which Cardinal, or any of its assets, may be subject or (vi) result in the imposition or creation of any Encumbrance upon or with respect to any of Cardinal’s assets.

3.3                               Representations and Warranties of Buyer.

Except as is provided in the preamble to the disclosure letter delivered at or prior to the execution of this Agreement by Buyer (the “Buyer Disclosure Schedule”), Buyer represents and warrants to Seller as follows:

(a)                          Status of Buyer.  Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation.

(b)                         Power and Authority; Enforceability.  Buyer has the corporate power and authority to execute and deliver each Transaction Document to which it is a party, and to perform and consummate the Transactions.  Buyer has taken all action necessary to authorize the execution and delivery of each Transaction Document to which it is a party, the performance of Buyer’s obligations thereunder, and the consummation of the Transactions.  Each Transaction Document has been duly authorized, executed and delivered by, and is Enforceable against, Buyer, if Buyer is a party thereto.

(c)                          No Violation.  Except as set forth in Schedule 3.3(c) of the Buyer Disclosure Schedule, the execution and the delivery of the Transaction Documents to which Buyer is a party and the performance and consummation of the Transactions by Buyer will not (i) Breach any Law to which Buyer is subject or any provision of its Organizational Documents, (ii) Breach any material Contract or material Permit to which Buyer is a party or by which Buyer is bound or to which any of Buyer’s assets is subject, (iii) require any material Consent of a Government Body, except (A) any applicable filings required under the HSR Act by Seller, the Company and Buyer, (B) any SEC and other filings required to be made by Buyer and (C) any notifications or filings to any relevant state or federal regulatory agencies, (iv) Breach any resolution adopted by the board of directors or the shareholders of Buyer, (v) Breach or give any Governmental Body or other Person the right to challenge any of the Transactions or to exercise any remedy or obtain any relief under any Law to which Buyer, or any of its assets, may be subject or (vi) result in the imposition or creation of any Encumbrance upon or with respect to Buyer’s assets.

(d)                         Company Review.

Buyer:

(i)                                     Has such Knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment in the Shares contemplated hereby, and that Buyer is able to bear the economic risk of such investment indefinitely.

(ii)                                  Has (A) had the opportunity to meet with officers and other representatives of the Company to discuss its business, assets, liabilities, financial condition, cash flow, and operations, and (B) received all materials, documents and other information that it deems necessary or advisable to evaluate an investment in the Shares and the Transactions.

(iii)                               Has made its own independent examination, investigation, analysis and evaluation of the Shares, including its own estimate of the value of the Shares.

(iv)                              Has undertaken such due diligence (including a review of the assets, properties, liabilities, books, records, and Contracts of the Company and the Company Subsidiaries) as it deems adequate, including that described above.

Nothing in this Section 3.3(d) will preclude Buyer from relying on the representations, warranties, covenants, and agreements of Seller herein or from pursuing its remedies with respect to a Breach thereof except as limited by Section 9.6 hereof.

(e)                          Brokers’ Fees.  Buyer has no Liability to pay any compensation to any broker, finder, or agent with respect to the Transactions for which Seller could become Liable.

ARTICLE 4.

REPRESENTATIONS AND WARRANTIES
CONCERNING THE COMPANY

Except as is provided in the disclosure letter delivered at or prior to the execution of this Agreement by the Seller (the “Company Disclosure Schedule”), Seller represents and warrants to Buyer as follows:

4.1                               Corporate Status.

The Company and each Company Subsidiary is an entity duly created, formed or organized, validly existing, and in good standing under the Laws of the jurisdiction of its creation, formation, or organization.  The Company and each Company Subsidiary is duly authorized to conduct its business and is in good standing under the laws of each jurisdiction where such qualification is required except where the failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect.  The Company and each Company Subsidiary has the requisite power and authority necessary to own or lease its properties and to carry on its businesses as currently conducted.

4.2                               Power and Authority; Enforceability.

The Company has the corporate power and authority necessary to execute and deliver each Transaction Document to which it is a party and to perform and consummate the Transactions.  The Company has taken all action necessary to authorize the execution and delivery of each Transaction Document to which it is a party, the performance of the Company’s obligations thereunder, and the consummation of the Transactions.  Each Transaction Document to which the Company is a party has been duly authorized, executed, and delivered by, and is Enforceable against the Company.

4.3                               No Violation.

The execution and the delivery of the applicable Transaction Documents by the Company and the performance of its respective obligations hereunder and thereunder, and consummation of the Transactions by the Company will not (a) Breach any Law to which the Company or any of the Company Subsidiaries is subject or any provision of the Organizational Documents of the Company or any of the Company Subsidiaries, (b) except as set forth in Schedule 4.3(b) of the Company Disclosure Schedule, Breach any Contract identified on Schedule 4.14 of the Company Disclosure Schedule or material Permit to which the Company or any Company Subsidiary is a party or by which it is bound or to which any of its assets are subject (or result in the imposition of any Encumbrance upon any of its assets other than Permitted Encumbrances), or (c) require any material Consent of any Governmental Body, except (i) any applicable filings required under the HSR Act by Seller, the Company, and Buyer, (ii) any SEC and other filings required to be made by Seller and (iii) any notifications or filings to any relevant state or federal regulatory agencies, (d) Breach any resolution adopted by the board of directors or the shareholders of Seller, the Company or any of the Company Subsidiaries, (e) Breach or give any Governmental Body or other Person the right to challenge any of the Transactions or to exercise any remedy or obtain any relief under any Law to which Seller, the Company or any of the Company Subsidiaries, or any of their respective assets, may be subject or (f) result in the imposition or creation of any Encumbrance upon or with respect to any of the Company’s or any Company Subsidiary’s assets that are used in the Continuing Businesses.

4.4                               Brokers’ Fees.

Neither the Company nor any Company Subsidiary has any Liability to pay any compensation to any broker, finder, or agent with respect to the Transactions for which Buyer, the Company or any Company Subsidiary could become directly or indirectly Liable.

4.5                               Capitalization.

The Company’s authorized Equity Interests consist of 3,000 Shares, 100 of which are issued and outstanding and no Shares are held in treasury.  All of the issued and outstanding Shares: (a) have been duly authorized and are validly issued, fully paid, and nonassessable, (b) were issued in compliance with all applicable state and federal Laws, (c) are held of record and beneficially by Seller and (d) are free and clear of any Encumbrances (other than any restrictions under the Securities Act and state securities Laws).  No Commitments exist or are authorized with respect to the Equity Interests of the Company and no Commitments will arise in connection with the Transactions.  There are no Contracts with respect to the voting or transfer of the Company’s Equity Interests.  The Company is not obligated to redeem or otherwise acquire any of its outstanding Equity Interests.  No legend or other reference to any purported Encumbrance (other than any restrictions under the Securities Act and state securities Laws) appears on any certificate representing Equity Interests of the Company.

4.6                               Company Subsidiaries.

Schedule 4.6 of the Company Disclosure Schedule lists the Company Subsidiaries which have any interest in the assets or operations of the Continuing Businesses and for each such Company Subsidiary, (a) its name and jurisdiction of creation, formation, or organization, (b) if such Company Subsidiary is a corporation, (i) the number of authorized Equity Interests of each class of its Equity Interests, (ii) the number of issued and outstanding Equity Interests of each class of its Equity Interests, the names of the holders thereof, and the number of Equity Interests held by each such holder, and (iii) the number of Equity Interests held in treasury, and (c) if such Company Subsidiary is not a corporation, (i) the class of Equity Interests created under such Company Subsidiary’s Organizational Documents and (ii) the record and beneficial holder(s) of such Equity Interests.  All of the issued and outstanding Equity Interests of each Company Subsidiary (A) that is a corporation have been duly authorized and are validly issued, fully paid, and nonassessable and (B) that is not a corporation have (i) been duly created pursuant to the Laws of the jurisdiction of such Company Subsidiary, (ii) have been issued and paid for in accordance with the Organizational Documents governing such Company Subsidiary, and (iii) are fully paid and non-assessable.  The Company and the Company Subsidiaries hold of record and own beneficially all of the outstanding Equity Interests of the Company Subsidiaries, free and clear of any Encumbrances (other than restrictions under the Securities Act and state securities Laws).  No Commitments exist or are authorized with respect to the Equity Interests of any of the Company Subsidiaries and no Commitments will arise in connection with the Transactions.  There are no Contracts with respect to the voting or transfer of any Company Subsidiary’s Equity Interests.  Neither the Company nor any Company Subsidiary controls, directly or indirectly, or has any direct or indirect Equity Interest in any Person that is not a Company Subsidiary.  No legend or other reference to any purported Encumbrance (other than any restrictions under the Securities Act and state securities Laws) appears on any certificate representing Equity Interests of any Company Subsidiary.  The issued and outstanding Equity Interests of each of the Company Subsidiaries were issued in compliance with all applicable state and federal Laws.

4.7                               Financial Statements.

The Financial Statements (i) have been or, in the case of the December Financials, when delivered will be, prepared in accordance with GAAP consistently applied throughout the periods covered thereby, and (ii) present or, in the case of the December Financials, when delivered will present, fairly the financial condition and results of operation of the Continuing Businesses, changes in shareholders’ equity and cash flows of the Continuing Businesses, as of the respective dates of and for the periods referred to in the Financial Statements (except the Interim Financial Statements (a) do not reflect accruals for income tax expense (benefits) and accruals for certain inter-company payables, (b) lack footnotes and (c) do not reflect period end audit adjustments, none of which, to Seller’s Knowledge, are necessary for a fair presentation of the results of operations or financial condition for the periods then ended), all in accordance with GAAP consistently applied.  A copy of the Interim Financial Statements (other than the December Financials) is attached as Schedule 4.7 of the Company Disclosure Schedule.  Since the Balance Sheet Date, the Company has not effected any change in any method of accounting or accounting practice, except for any change required because of a concurrent change in GAAP.

4.8                               Subsequent Events.

Since September 30, 2003, Seller has operated the Continuing Businesses in the Ordinary Course of Business and there has not been any:

(a)                          event, situation or occurrence that individually or in the aggregate has had or could reasonably be expected to have a Material Adverse Effect;

(b)                         amendment, alteration or modification in the terms of any authorized or currently outstanding Equity Interests of the Company or any Company Subsidiary or any securities convertible into or exchangeable for such Equity Interests, including without limitation any reduction in the exercise or conversion price of any such rights or securities, any change to the vesting or acceleration terms of any such rights or securities, or any change to terms relating to the grant of any such rights or securities; or any grant of any stock option or right to purchase Equity Interests of the Company or any Company Subsidiary, issuance of any security convertible into any such Equity Interests, grant of any registration rights; purchase, redemption, retirement or other acquisition by the Company or any Company Subsidiary of any such Equity Interests, or declaration or payment of any dividend or other distribution or payment in respect of any such Equity Interests (other than any dividend or distribution relating to the Discontinued Businesses, the Excluded Liabilities, the Excluded Contracts or the Excluded Assets).

(c)                          except as set forth on Schedule 4.8(c) of the Company Disclosure Schedule, material closure, shut down or other elimination of any of the offices, franchises or any other change in the character of the Continuing Businesses, or the properties or assets of the Continuing Businesses;

(d)                         material damage, destruction or loss with respect to any of the properties or assets used in the Continuing Businesses, whether or not covered by insurance;

(e)                          sale, lease, transfer, or assignment of a material portion of the assets of the Company that are used in the Continuing Businesses;

(f)                            commencement, settlement, cancellation, compromise, waiver, or release of any Action (or series of related Actions) relating to the Continuing Businesses either involving more than $50,000 or outside the Ordinary Course of Business;

(g)                         Contract entered into or any rights granted with respect to any intellectual property used in the Continuing Businesses, except in the Ordinary Course of Business;

(h)                         single or related Contracts entered into by the Company or the Company Subsidiaries relating to the Continuing Businesses, except those entered into in the Ordinary Course of Business or approved in writing by Buyer; provided however, that Seller, the Company, and the Company Subsidiaries will not enter into any Contract relating to the Continuing Businesses after the date hereof involving Indebtedness in the Ordinary Course of Business or otherwise except as approved in writing by Buyer, which approval shall not be unreasonably withheld or delayed;

(i)                             payment or increase (except in the Ordinary Course of Business) by the Seller, the Company or any Company Subsidiary of any bonuses, salaries or other compensation to any shareholder, director or officer of the Continuing Businesses or entry into any employment, severance or similar Contract with any shareholder, director, officer or employee of the Continuing Businesses;

(j)                             payment or increase by the Company or any Company Subsidiary of any bonuses, salaries, or other compensation to any employee (other than directors and officers) of the Continuing Businesses, except in the Ordinary Course of Business;

(k)                          adoption of, amendment to, or increase in the payments to, or benefits under, any Seller Plan, except as is set forth on Schedule 4.8(k) of the Company Disclosure Schedule;

(l)                             entry into, termination of or receipt of notice of termination of (i) any license, distributorship, dealer, sales representative, joint venture, credit or similar Contract to which the Company or any Company Subsidiary is a party relating to the Continuing Businesses, or (ii)

any Contract or transaction relating to the Continuing Businesses involving a total remaining commitment by the Company or any Company Subsidiary of at least $250,000;

(m)                       except as set forth on Schedule 4.8(m) of the Company Disclosure Schedule, written notification or other written communication from any customer, landlord, indemnity insurance company, managed care organization, referring physician or material supplier of the Continuing Businesses of an intention to discontinue or change the terms of its relationship with the Company or any Company Subsidiary and, to Seller’s Knowledge, no such Person has Threatened to discontinue or change the terms of its relationship with the Continuing Businesses;

(n)                         creation or assumption by the Company or any Company Subsidiary of any Encumbrance (other than Permitted Encumbrances) on any assets of the Continuing Businesses;

(o)                         material change in accounting methods used by the Company or any Company Subsidiary, except for any such change required because of a concurrent change in GAAP or as a result of the audit performed by Ernst & Young LLP;

(p)                         making of any loan, advance or capital contributions to or investment in any Person relating to the Continuing Businesses, other than in the Ordinary Course of Business, in excess of $50,000;

(q)                         except in the Ordinary Course of Business, any amendment or termination of any Contract set forth in Schedule 4.14 of the Company Disclosure Schedule or any waiver, release or assignment of any material rights or claims thereunder;

(r)                            except as set forth on Schedule 4.8(r) of the Company Disclosure Schedule, failure to operate, maintain, repair or otherwise preserve the real property or the personal property, including, but not limited to, the imaging equipment, owned or leased by the Company or any of the Company Subsidiaries that is used in the Continuing Businesses consistent with past practice and in compliance in all material respects with all applicable Laws and requirements of all applicable Contracts;

(s)                          amendment, modification or change (or authorization thereof) to the Organizational Documents of Company or any Company Subsidiary;

(t)                            except as set forth on Schedule 4.8(t) of the Company Disclosure Schedule change in the manner in which Accounts Receivable of the Continuing Businesses are collected other than necessary adjustments to the collection practices of Per Se to cause Per Se to conduct its collection activities in a manner that is consistent with the historical standards and practices of the Company as in effect prior to the engagement of Per Se; or

(u)                         agreement to do, cause or suffer any of the foregoing.

4.9                               Liabilities.

There are no Liabilities that would be required under GAAP to be set forth on a balance sheet arising out of or relating to the Continuing Businesses, except for (a) Excluded Liabilities, (b) Liabilities reflected or reserved against in the Financial Statements and (c) current Liabilities incurred in the Ordinary Course of Business since September 30, 2003.  Schedule VI of the Company Disclosure Schedule sets forth a true and correct listing of the Indebtedness of the Continuing Businesses as of December 31, 2003.  Schedules VII(a) and (b) of the Company Disclosure Schedule set forth (i) a true and correct listing of the Indebtedness of the Company and the Purchased Subsidiaries for the Discontinued Businesses, (ii) the outstanding principal balances: (A) in the case of Schedule VII(a), as of December 31, 2003; and (B) in the case of Schedule VII(b), as of April 30, 2003; and, in each case, the outstanding principal balance for such Indebtedness has not increased since such date (other than accrual of interest since such date).

4.10                        Legal Compliance.

(a)                          Except as set forth in Schedule 4.10(a) of the Company Disclosure Schedule the Company and each of the Company Subsidiaries has complied in all material respects with all applicable Laws in connection with the operation of the Continuing Businesses, and no Action is pending or, to the Knowledge of the Seller, Threatened against the Company or any Company Subsidiary alleging any failure to so comply.

(b)                         Except as set forth in Schedule 4.10(b) of the Company Disclosure Schedule, the Company and the Company Subsidiaries possess all Permits required to be obtained for the operation of the Continuing Businesses as presently conducted, all such Permits are in full force and effect and no suspension or cancellation is, to the Knowledge of the Seller, Threatened.  To Seller’s Knowledge, no event has occurred or circumstance exists that (with or without notice or lapse of time) constitutes or will result in a violation by the Company or any Company Subsidiary of, or a failure on the part of the Company or any Company Subsidiary to comply in any material respect with, any applicable Law with respect to the Continuing Businesses.

(c)                          Schedule 4.10(c) of the Company Disclosure Schedule contains a complete and accurate list of each Permit that is held by the Company or a Company Subsidiary or that otherwise relates to the Continuing Businesses.  Each Permit listed or required to be listed in Schedule 4.10(c) of the Company Disclosure Schedule is valid and in full force and effect.  Except as set forth in Schedule 4.10(c) of the Company Disclosure Schedule:

(i)                                     The Company and each Company Subsidiary is, and at all times since January 1, 2001 has been, in full compliance with all of the terms and requirements of each Permit identified or required to be identified in Schedule 4.10(c) of the Company Disclosure Schedule;

(ii)                                  No event has occurred or circumstance exists that may (with or without notice or lapse of time) (A) constitute or result in a violation of or a failure to comply with any material term or requirement of any Permit listed or required to be listed in

Schedule 4.10(c) of the Company Disclosure Schedule or (B) result in the revocation, withdrawal, suspension, cancellation or termination of, or any modification to, any Permit listed or required to be listed in Schedule 4.10(c) of the Company Disclosure Schedule;

(iii)                               Since January 1, 2000, neither the Company nor any Company Subsidiary has received any written notice or other communication from any Governmental Body or any other Person regarding (A) any actual or alleged violation of or failure to comply with any material term or requirement of any Permit or (B) any actual or proposed revocation, withdrawal, suspension, cancellation, termination of or modification to any Permit, in each case relating to the Continuing Businesses; and

(iv)                              All applications required to have been filed for the renewal of the Permits listed or required to be listed in Schedule 4.10(c) of the Company Disclosure Schedule have been duly filed on a timely basis with the appropriate Governmental Bodies, and all other filings required to have been made with respect to such Permits have been duly made on a timely basis with the appropriate Governmental Bodies.

The Permits listed in Schedule 4.10(c) of the Company Disclosure Schedule collectively constitute all of the Permits necessary to permit the Company and the Company Subsidiaries to lawfully conduct and operate the Continuing Businesses in the manner in which they currently conduct and operate the Continuing Businesses and to permit the Company and the Company Subsidiaries to own and use their respective assets in the manner in which they currently own and use such assets.

Notwithstanding the foregoing, no representation or warranty is made in this Section 4.10 with respect to Tax Matters, which are exclusively covered in Section 4.11, with respect to insurance, which is covered in Section 4.20, or with respect to Environmental, Health, and Safety Requirements, which are covered exclusively in Section 4.19.

4.11                        Tax Matters.

(a)                          All Tax Returns that are required to be filed by or with respect to Company or its Subsidiaries have been duly and timely filed or extensions have been obtained and all such filed returns are true, complete and correct in all material respects.

(b)                         There is no Encumbrance for Taxes upon the assets and properties of the Company or the Company Subsidiaries other than Taxes which are not yet due.

(c)                          None of the Company, the Company Subsidiaries, Seller, nor any Affiliate of any of them has given or been requested to give waivers or extensions (or is or would be subject to a waiver or extension given by any other entity) of any statute of limitations relating to the payment of Taxes for which the Company or any Company Subsidiary may be liable.

(d)                         The Company and each Company Subsidiary has paid, or made provision for the payment of, all Taxes that have or may become due for all periods ending on or before the

Closing Date, including, without limitation, all Taxes reflected on the Tax Returns referred to in this Section 4.11, or in any assessment.  The charges, accruals and reserves with respect to Taxes on the books of the Company and the Company Subsidiaries are adequate and are at least equal to the Company’s and the Company Subsidiaries’ liabilities for Taxes.  All Taxes that the Company and the Company Subsidiaries are or were required by law to withhold or collect have been duly withheld or collected and, to the extent required, have been paid to the appropriate Taxing authority.

(e)                          There is no existing tax sharing agreement that may or will require that any payment be made by or to the Company or any of the Company Subsidiaries on or after the Closing Date.

(f)                            No property owned by the Company or any of the Company Subsidiaries is property that the Buyer, the Company or any of the Company Subsidiaries is or will be required to treat as being owned by another Person pursuant to the provisions of Section 168(f)(8) of the Internal Revenue Code of 1954, as amended and in effect immediately before the enactment of the Tax Reform Act of 1986, or is “tax-exempt use property” within the meaning of Section 168(h) of the Code.

(g)                         None of the Company and any of the Company Subsidiaries has (i) agreed to or is required to make any adjustment pursuant to Section 481(a) of the Code; (ii) knowledge that the IRS has proposed any such adjustment or change in accounting method with respect to the Company or any Company Subsidiary or (iii) an application pending with any Taxing authority requesting permission for any change in accounting method.

(h)                         There is no Contract or plan covering any Person that, individually or collectively, as a consequence of the Transactions, could give rise to the payment of any amount that would not be deductible by Buyer, the Company or any of the Company Subsidiaries by reason of Section 280G of the Code.

(i)                             Neither the Company nor any of the Company Subsidiaries owns an interest in any (i) domestic international sales corporation, (ii) foreign sales corporation, (iii) controlled foreign corporation or (iv) passive foreign investment company.

(j)                             Neither the Company nor any of the Company Subsidiaries is a party (other than as an investor) to any industrial development bond.

(k)                          Neither the Company nor any of the Company Subsidiaries was a party to any deferred intercompany transaction that will be restored (pursuant to the Section 1502 regulations) and will result in income or loss to the Company or any of the Company Subsidiaries due to the Transactions.

(l)                             During the previous two years, neither the Company nor any Company Subsidiary has engaged in any exchange under which the gain realized on such exchange was not recognized due to Section 1031 of the Code.

4.12                        Real Property and Leaseholds.

(a)                          The Company or a Company Subsidiary owns a fee interest in that certain real property located at 6444 Metcalf Avenue, Overland Park, Kansas (the “Owned Real Estate”).  The Company’s or such Company Subsidiary’s interest in the Owned Real Estate is free and clear of all Encumbrances, except for Permitted Encumbrances.  The Owned Real Estate and the parcels of real property indicated as leased properties on Schedule II of the Company Disclosure Schedule constitute all real properties used or occupied by the Company and the Company Subsidiaries in conducting the Continuing Businesses.

(b)                         Set forth in Schedule II of the Company Disclosure Schedule is a true, correct and complete list of all leasehold interests in real property (collectively, the “Leased Real Estate”) leased by the Company or a Company Subsidiary, as tenant, and used by the Company or a Company Subsidiary in connection with the operation of the Continuing Businesses.  Schedule II of the Company Disclosure Schedule contains a true, correct and complete list of the leases, licenses and other documents and amendments thereto by which the Company or a Company Subsidiary occupies each parcel of Leased Real Estate (each set of such documents is referred to herein as a “Center Lease”).  The Company has delivered or made available to Buyer true, correct and complete copies of each Center Lease.  Schedule 4.12(b) of the Company Disclosure Schedule sets forth the start date, expiration date and renewal terms of each Center Lease.

(c)                          The Company and the Company Subsidiaries have performed all tenant obligations under each Center Lease concerning the construction of tenant improvements at each parcel of Leased Real Estate, and, to Seller’s Knowledge, all fees, tenant improvement allowances and other landlord concessions under each Center Lease have been paid or performed in full.

(d)                         The Center Lease for each parcel of Leased Real Estate does not prohibit the use of the Leased Real Estate for the purposes each is currently used for, including, as applicable, MRI and PET imaging and, to Seller’s Knowledge, no circumstances exist that would now or in the future limit such uses of any parcel of Leased Real Estate.

(e)                          Except as set forth in Schedule 4.12(e) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary has granted to any Person any right, option, right of first offer or right of first refusal to lease, sublease, use or occupy all or part of any Leased Real Estate.

(f)                            No commission or other payment is due any real estate broker by the Company or any Company Subsidiary in connection with the leasing of any of the Leased Real Estate, and there are no agreements, oral or written, under which any real estate broker is entitled to any future payment or commission by the Company, any Company Subsidiary or their respective assignees, in connection with the leasing of the Leased Real Estate to the Company or any Company Subsidiary.

(g)                         Except for Permitted Encumbrances, neither the Company nor any Company Subsidiary has pledged, encumbered or hypothecated its right, title or interest in or to any Center Lease or any Leased Real Estate.

4.13                        Intellectual Property.

There are no intellectual property rights that are material to the conduct of the Continuing Businesses as currently conducted.  The conduct by the Company and the Company Subsidiaries of the Continuing Businesses has not and does not infringe upon, misappropriate or conflict in any material respect with any intellectual property right of any Person, and there are no pending or, to Seller’s Knowledge, Threatened claims alleging that the Company, any of the Company Subsidiaries or the conduct of the Continuing Businesses infringes, misappropriates or conflicts in any material respect with the intellectual property rights of any Person.

4.14                        Contracts.

(a)                          Schedule 4.14 of the Company Disclosure Schedule lists, as of the date of this Agreement, (i) each Center Lease, (ii) Contracts not made in the Ordinary Course of Business, (iii) each joint venture, partnership and other Contract (however named) arising out of the conduct of the Continuing Businesses to which the Company or any Company Subsidiary is a party that involves a sharing of profits, losses, costs or Liabilities by the Company or the Company Subsidiaries with any other Person, (iv) each Contract arising out of the conduct of the Continuing Businesses to which the Company or any of the Company Subsidiaries is a party providing for payments to any Person (other than the Seller Parties) based on sales, purchases or profits other than Contracts or commitments that can or in reasonable probability will be completed within ninety (90) days of the Closing Date or can be terminated within such ninety (90) day period without payment of a penalty in excess of $25,000, and (v) all Contracts entered into by the Company or any Company Subsidiary in the conduct of the Continuing Businesses that provide for an aggregate payment from the Company or any Company Subsidiary in excess of $250,000 in any contract year other than (A) Contracts or commitments that can or in reasonable probability will be completed within ninety (90) days of the Closing Date or can be terminated within such ninety (90) day period without payment of a penalty in excess of $75,000, and (B) Contracts or commitments for goods and services purchased in the Ordinary Course of Business in amounts consistent with past practice.

(b)                         With respect to each Contract set forth on Schedule 4.14 of the Company Disclosure Schedule, (i) the Contract is Enforceable (except as enforceability may be subject to the effects of bankruptcy, insolvency, reorganization, moratorium or other Laws relating to or affecting the rights of creditors, and general principles of equity) and in full force and effect, and has not been terminated, canceled, amended or modified, (ii) the Contract will continue to be Enforceable (except as enforceability may be subject to the effects of bankruptcy, insolvency, reorganization, moratorium or other Laws relating to or affecting the rights of creditors, and general principles of equity) following the consummation of the Transactions without material modification to the terms thereof, (iii) neither the Company nor any Company Subsidiary is in Breach of such Contract and Seller has no Knowledge of any Breach by any other party thereto, and (iv) no party to the Contract has repudiated any provision of the Contract.  To Seller’s

Knowledge, there are no renegotiations of, attempts to renegotiate or outstanding rights to renegotiate any amounts paid or payable to the Company or any Company Subsidiary under current or completed Contracts set forth in Schedule 4.14 of the Company Disclosure Schedule with any Person having the contractual or statutory right to demand or require such renegotiation and no such Person has made written demand for such renegotiation.  The Company has delivered or made available to Buyer true, correct and complete copies of each Contract set forth in Schedule 4.14 of the Company Disclosure Schedule and all amendments thereto.

(c)                          Except for the Disposition Agreements set forth on Schedule 7.2(o) of the Company Disclosure Schedule, subject to delivery by Seller of certain written notices and confirmations to third parties, which notices and confirmations Seller shall duly provide prior to the Closing Date, each of the Disposition Agreements provides that the Company and the Company Subsidiaries shall be released from further obligations under such Disposition Agreements in the event that the Shares are purchased by Buyer.  Attached hereto as Schedule 4.14(c) of the Company Disclosure Schedule are true, correct and complete copies of provisions of the Disposition Agreements (entered into prior to the date hereof) that govern the release of the Company’s and the Company Subsidiaries’ obligations under the Disposition Agreements.

4.15                        Litigation.

(a)                          Except as set forth on Schedule 4.15 of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary is (i) subject to any outstanding order, writ, injunction, judgment or decree of any Governmental Body or (ii) a party to, the subject of, or is to Seller’s Knowledge, Threatened to be made a party to or the subject of any Action, in each case, relating to the Continuing Businesses.

(b)                         To Seller’s Knowledge, no event has occurred or circumstance exists that is reasonably likely to give rise to or serve as a basis for the commencement of any such Action.

(c)                          Notwithstanding the foregoing, no representation or warranty is made in subsection (b) of this Section 4.15 with respect to Tax Matters, which are exclusively covered in Section 4.11, or with respect to Environmental, Health, and Safety Requirements, which are covered exclusively in Section 4.19, or with respect to Insurance, which is covered in Section 4.20, or with respect to Regulatory Matters, which are covered exclusively in Section 4.21, or with respect to Medicaid/Medicare Participation, which are covered exclusively in Section 4.22.

4.16                        Labor; Employees.

(a)                          No Seller Party is a party to or bound by any collective bargaining contract, nor has any of them experienced any strikes, grievances, claims of unfair labor practices, or other collective bargaining disputes with respect to the Continuing Businesses.  No Seller Party has committed any unfair labor practice (as determined under Law) in connection with the Company’s and the Company Subsidiaries’ operation of the Continuing Businesses.  Seller has no Knowledge of any organizational effort currently being made or Threatened by or on behalf of any labor union with respect to any employees of the Continuing Businesses.  There is not pending and neither the Company nor any Company Subsidiary has been, to the Knowledge of Seller, Threatened with, an investigation or proceeding under any Law or order which prohibits discrimination, retaliation or harassment of employees or which requires affirmative action regarding employment with respect to the Continuing Businesses.

(b)                         Schedule 4.16(b) of the Company Disclosure Schedule contains an accurate list of (i) all employment Contracts between the Company or any Company Subsidiary and the employees of the Continuing Businesses, other than Contracts which are terminable at will without any payment becoming due as a result of such termination other than (x) severance payments pursuant to the Company’s or any Company Subsidiary’s employment policies applicable to all similarly situated employees, and (y) payments that are required by Law, and (ii) a list of all employee handbooks and/or manuals relating to employees of the Continuing Businesses, true and complete copies of which have been made available to Buyer.  Except in accordance with the Contracts identified in Schedule 4.16(b) of the Company Disclosure Schedule, no employee of the Continuing Businesses will accrue additional benefits, severance or accelerated rights to payment of benefits as a result of the Transactions (either alone or combined with any other event or transaction).

(c)                          Except as set forth in Schedule 4.16(c) of the Company Disclosure Schedule to the Knowledge of Seller, no regional vice president or center manager has any plans to terminate employment with the Company or any Company Subsidiary.

(d)                         Provided Buyer satisfies its obligations under Section 6.4(b) hereof, since January 1, 2001, the Company has operated in material compliance with the applicable provisions of the WARN Act or other similar Laws of any jurisdiction in connection with any obligations with respect to persons employed by the Continuing Businesses that arise prior to and including the Closing Date.

4.17                        Availability, Title to, and Condition of Assets.

(a)                          The Company or a Company Subsidiary has good and indefeasible title to, or a valid leasehold interest in, all of the properties and assets (whether real, personal or mixed and whether tangible or intangible) that are used in the Continuing Business, in each case free and clear of all Encumbrances other than Permitted Encumbrances.  Such assets include all assets used by the Company and the Company Subsidiaries in the conduct of the Continuing Businesses as presently conducted by the Company and the Company Subsidiaries except for assets which are immaterial to the conduct of the Continuing Businesses.

(b)                         Except as set forth in Schedule 4.17(b) of the Company Disclosure Schedule, all buildings, machinery, equipment (including all imaging equipment), and other tangible assets used in the Continuing Businesses, whether owned or leased, have been maintained in accordance with normal industry practice, consistent with past practice and in compliance in all material respects with all applicable Laws and requirements of all applicable Contracts, are in good repair and operating condition (subject to normal wear and tear), and are suitable for the purposes for which they are presently used.  All such buildings, machinery, equipment (including all imaging equipment), and other tangible assets are (i) in the possession of the

Company and (ii) to the extent owned by the Company or any Company Subsidiary are, or to the extent leased or otherwise utilized pursuant to Contract such leases or Contracts are, free and clear of all Encumbrances, other than Permitted Encumbrances.

4.18                        Employee Benefits.

Seller has previously supplied Buyer with a list that is attached as Schedule 4.18 of the Company Disclosure Schedule and copies of all plans and other arrangements which provide compensation or benefits to officers, directors or consultants or employee benefits to employees of the Continuing Businesses, including, without limitation, all “employee benefit plans” as defined in Section 3(3) of ERISA, and all bonus, stock option, stock purchase, incentive, deferred compensation, supplemental retirement, severance and other similar fringe or employee benefit plans, and all employment or executive compensation arrangements (collectively, the “Seller Plans”).  All Seller Plans comply with, and are and have been operated in material compliance with each applicable provision of ERISA, the Code, other federal statutes, state law (including, without limitation, state insurance law) and the regulations and rules promulgated pursuant thereto or in connection therewith.  Neither the Company nor any Company Subsidiary nor any member of the same controlled group of businesses as the Company or any Company Subsidiary within the meaning of Section 4001(a) (14) of ERISA (an “ERISA Affiliate”) is or ever was a sponsor or obligated to contribute to any plan covered by Title IV of ERISA or Section 412 of the Code, or any “multi-employer plan,” within the meaning of Section 3(37) of ERISA.  Each Seller Plan which is required to comply with the provisions of Part 6 of Title I of ERISA, Section 601 et seq., and Code Section 4980B and the provisions of Part 7 of Title I of ERISA, Section 701 et seq., and Code Section 4980D has complied in all material respects and except as required by such sections of the Code, no Seller Plan which is a “welfare benefit plan,” as defined in Section 3(1) of ERISA, provides for post-employment benefits.  Neither the Company, any Company Subsidiary nor any ERISA Affiliate has failed to make any material contributions or to pay any material amounts due and owing as required by the terms of any Seller Plan.  Each of the Seller Plans which is intended to be a qualified plan under Section 401(a) of the Code has received a favorable determination letter from the IRS, and has been operated substantially in accordance with its terms and with the provisions of the Code.  No amounts payable under the Seller Plans will fail to be deductible for federal income tax purposes by virtue of Sections 162(m) or 280G of the Code.  Other than routine claims for benefits under the Seller Plans, there are no pending, or, to Seller’s Knowledge, Threatened investigations, proceedings, claims, lawsuits, disputes, Actions, audits or controversies involving the Seller Plans or the fiduciaries, administrators, or trustees of any of the Seller Plans or the Company or any of the Company Subsidiaries or any ERISA Affiliate of any as the employer or sponsor under any Seller Plan, with any of the IRS, the Department of Labor, the Pension Benefit Guaranty Corporation, any participant in or beneficiary of any Seller Plan or any other Person whomsoever.  Seller has no Knowledge of any reasonable basis for any such claim, lawsuit, dispute, Action or controversy.  Neither the Seller nor any other “disqualified person” or “party in interest,” as defined in Section 4975 of the Code and Section 3(14) of ERISA, respectively, has engaged in any non-exempt “prohibited transaction” as defined in Section 4975 of the Code or Section 406 of ERISA with respect to any Seller Plan.  The Seller has delivered to Buyer true and complete copies of: (i) each of the Seller Plans and any related funding agreements thereto

(including insurance contracts) including all amendments, all of which are legally valid and binding and in full force and effect and there are no defaults thereunder, (ii) the currently effective Summary Plan Description pertaining to each of the Seller Plans, (iii) the three most recent annual reports for each of the Seller Plans (including all relevant schedules), (iv) the most recent IRS determination letter for each Seller Plan which is intended to constitute a qualified plan under Section 401 of the Code and each amendment to each of the foregoing documents, and (v) financial statements for each funded Seller Plan.  Neither the Company nor any Company Subsidiary is a party or subject to any agreement, Contract or other obligation which would require the making of any payment, other than payments as contemplated by this Agreement, to any employee of the Continuing Businesses or to any other Person as a result of the consummation of the Transactions.

4.19                        Environmental, Health, and Safety Matters.

The Company and each of the Company Subsidiaries is in compliance in all material respects with all Environmental, Health, and Safety Requirements in connection with the ownership, use, maintenance or operation of the assets used in the Continuing Businesses.  Each location at which the Company or the Company Subsidiaries operate, or have operated, is in compliance in all material respects with all Environmental, Health, and Safety Requirements.  There is no pending or, to any Seller Parties’ Knowledge, Threatened allegations by any Person that any properties or assets used in the Continuing Businesses are not, or that the Continuing Businesses have not been conducted, in compliance in all material respects with, or have material Liabilities under, all Environmental, Health and Safety Requirements.  There are no Hazardous Materials, other than those generated, used, stored or transported in compliance with Environmental, Health, and Safety Requirements, present on or in the environment at any location at which the Company or any Company Subsidiary operates, which are likely to result in material Liability to the Company or any Company Subsidiary.  There has been no release or disposal of a Hazardous Material into the environment at a location currently operated by the Company or any Company Subsidiary or with respect to formerly operated locations, during the time of their operation by the Company or any Company Subsidiary, which is likely to result in material Liability to the Company or any Company Subsidiary.

4.20                        Insurance.

Schedule 4.20 of the Company Disclosure Schedule sets forth a true and accurate list of each insurance policy currently maintained by or at the expense of or for the direct or indirect benefit of the Continuing Businesses and, with respect to each such insurance policy: (i) the name of the insurance carrier that issued such policy and the policy number of such policy; (ii) whether such policy is a “claims made” or occurrences policy; and (iii) a description of the coverage provided by such policy.  All such summaries are true and correct and each policy described therein is valid, Enforceable, and in full force and effect.  Since September 30, 2003, none of the Seller Parties has received any notice or other communication regarding any actual or possible (a) cancellation or invalidation of any such insurance policy, (b) refusal of any coverage or rejection of any material claim under any such insurance policy, or (c) material adjustment in the amount of the premiums payable with respect to any such insurance policy.  Except as set forth in Schedule 4.20 of the Company Disclosure Schedule, there is no pending claim under or based upon any of the insurance policies listed on Schedule 4.20 of the Company Disclosure Schedule.

4.21                        Regulatory Matters.

To Seller’s Knowledge, none of the Company or any Company Subsidiary or the officers, directors, or employees of the Continuing Businesses or any Person that the Continuing Businesses manage or for which the Continuing Businesses provide billing services has been charged with, or has been or is being investigated with respect to, or has engaged in, any activity that contravenes or could contravene or that constitutes or could constitute a violation of any Healthcare Law.

4.22                        Medicare/Medicaid Participation.

To Seller’s Knowledge, none of the Company or any Company Subsidiary or any existing officer or director of the Company or any Company Subsidiary or any person who is expected to be an officer, director, agent, or managing employee of the Company or any Company Subsidiary:  (i) has had a material civil monetary penalty assessed against it under Section 1128A of the Social Security Act or any regulation promulgated thereunder; (ii) has been excluded from participation under the Medicare program or a state or federal healthcare program; or (iii) has been convicted of any of the categories of offenses described in Social Security Act Section 1128(a) and (b)(1), (2), (3) or any regulations promulgated thereunder.  The Company (or a Company Subsidiary) has a Medicare provider number, and a participating provider agreement in force with a Medicare Part B carrier, and meets all applicable Medicare conditions of coverage in each locale in which the Company or such Company Subsidiary bills directly to Medicare for services furnished by the Company or such entity.  Except as set forth in Schedule 4.22 of the Company Disclosure Schedule, the Company (or a Company Subsidiary) has a Medicaid provider number and a participating provider agreement, and satisfies all applicable Medicaid conditions for coverage, in each state in which the Company or such Company Subsidiary bills directly to such state’s Medicaid agency for services provided by the Company or any Company Subsidiary or such other entity for Medicaid patients.

4.23                        Affiliate Transactions.

(a)                          No officer, director or Affiliate of the Company or any Company Subsidiary has any direct or indirect interest of any nature in the Continuing Businesses other than by virtue of direct or indirect ownership of Equity Interests;

(b)                         No officer, director or Affiliate of the Company or any Company Subsidiary (other than the Company or the Company Subsidiaries) is indebted to the Company or any Company Subsidiary;

(c)                          Except as set forth on Schedule 4.23(c) of the Company Disclosure Schedule, there are no Contracts between the Company or the Company Subsidiaries on the one hand and any officer, director or Affiliate of the Company or the Company Subsidiaries (other than the

Company or the Company Subsidiaries) on the other hand relating to any right against the Continuing Business;

(d)                         Except as set forth in Schedule 4.23(d) of the Company Disclosure Schedule, to Seller’s Knowledge, no officer, director or Affiliate of the Company or any Company Subsidiary is competing, directly or indirectly, with the Continuing Businesses in any market served by the Continuing Businesses; and

(e)                          No officer, director or Affiliate of the Company or any Company Subsidiary (other than the Company or the Company Subsidiaries) has or has asserted any claim or right against the Company or any Company Subsidiaries.

4.24                        Books and Records.

The books, records and accounts of the Company and the Company Subsidiaries, all of which have been made available to Buyer are true and accurate in all material respects, have been maintained in accordance with the requirements of Section 13(b)(2)(A) of the Securities Exchange Act of 1934, as amended,  and the Company and the Company Subsidiaries have maintained a system of internal controls that comply with the requirements of Section 13(b)(2)(B) of the Securities Exchange Act of 1934, as amended (in each case, regardless of whether or not the Company and the Company Subsidiaries are subject to that Section).  All corporate actions of the Company and the Company Subsidiaries occurring prior to the Closing Date have been approved by all necessary corporate action of the Board of Directors or shareholders of the Company and the Company Subsidiaries.  All minute books of the Company and the Company Subsidiaries will be in the possession of the Company and the Company Subsidiaries at the Closing.

4.25                        Reimbursement Amount.

Schedule 4.25 of the Company Disclosure Schedule is a true, correct and complete listing of the balances in each of the current asset accounts that are included in the calculation of the Reimbursement Amount as of December 31, 2003.

ARTICLE 5.

PRE-CLOSING COVENANTS

The Parties agree as follows with respect to the period between the execution of this Agreement and the earlier of the Closing and the Termination Date:

5.1                               General.

Each Party will use its Best Efforts to take all actions and to do all things necessary, proper or advisable to consummate, make effective, and comply with all of the terms of this Agreement and the Transactions applicable to it (including satisfaction, but not waiver, of the Closing conditions for which it is responsible or otherwise in control, as set forth in

ARTICLE 7).  Seller and the Company agree to cause each Company Subsidiary to use its Best Efforts to comply with the terms of this Section 5.1.

5.2                               Notices and Consents.

(a)                          Each Seller Party will give any notices to third parties, and will use its Best Efforts to obtain any third party Consents listed on Schedule 5.2 of the Company Disclosure Schedule.  Each Seller Party will use its Best Efforts to obtain the Radiologist Estoppels.  Each Seller Party will give any notices to, make any filings with, and use its Best Efforts to obtain any Consents of Governmental Bodies, if any, required pursuant to any applicable Law in connection with the Transactions including in connection with the matters referred to in Sections 3.1(c), 3.2(c) and 4.3(c).  Buyer shall reasonably cooperate with Seller in obtaining such third-party Consents.

(b)                         Each Party will cooperate and use its Best Efforts to agree jointly on a method to overcome any objections by any Governmental Body to the Transactions.  Without limiting the foregoing, each Party (i) will file any notification and report forms and related material that such Party may be required to file under the HSR Act, (ii) if requested by Buyer or Seller, will use its Best Efforts to obtain an early termination of the applicable waiting period, and (iii) and will make any further filings pursuant thereto that may be necessary, proper, or advisable in connection therewith.  Buyer, on the one hand, and Seller, on the other, will bear the cost of the HSR Act filing fee equally.

(c)                          Nothing in this Section 5.2 will require that (i) Buyer, its Affiliates, the Company or any Company Subsidiary divest, sell, or hold separately any of its assets or properties, or (ii) Buyer, its Affiliates, the Company or any Company Subsidiary (the determination with respect to which Buyer will make) take any actions that could affect the normal and regular operations of Buyer, its Affiliates, the Company or any Company Subsidiary after the Closing.

5.3                               Operation of the Continuing Businesses.

(a)                          From the date hereof until the earlier to occur of the Closing Date and the Termination Date, the Company shall, and shall cause each of the Company Subsidiaries to, operate and conduct the Continuing Businesses in the Ordinary Course of Business (except as expressly permitted by this Agreement).  Without limiting the generality of the foregoing, the Company shall, and shall cause each of the Company Subsidiaries to:

(i)                                     maintain its existence in good standing;

(ii)                                  conduct the Continuing Businesses in compliance with all applicable Laws and requirements of all of the Contracts set forth in Schedule 4.14 of the Company Disclosure Schedule;

(iii)                               maintain the business and accounting records of the Continuing Businesses consistent with past practice;

(iv)                              maintain in full force and effect all insurance policies covering the Company and the Company Subsidiaries referred to in Schedule 4.20 of the Company Disclosure Schedule;

(v)                                 operate, maintain, repair and otherwise preserve the real property and personal property (including all imaging equipment) owned or leased by the Company or any Company Subsidiary that is used in the conduct of the Continuing Businesses consistent with past practice;

(vi)                              comply with all applicable filing, payment and withholding obligations with respect to Taxes;

(vii)                           collect Accounts Receivable of the Continuing Businesses in a manner consistent with past practice except for necessary adjustments to the collection practices of Per Se to cause Per Se to conduct its collection activities in a manner that is consistent with the historical standards and practices of the Company as in effect prior to the engagement of Per Se;

(viii)                        promptly notify Buyer in writing of any Action commenced or, to Seller’s Knowledge, Threatened against the Company or any Company Subsidiary relating to the conduct of the Continuing Businesses;

(ix)                                perform all material obligations of tenant under each Center Lease in a timely manner;

(x)                                   confer with Buyer concerning operational matters of a material nature;

(xi)                                otherwise report periodically to Buyer concerning the status of the business, operations and finances of the Continuing Businesses; and

(xii)                             not amend any Center Lease or professional services agreement without Buyer’s approval, which approval shall not be unreasonably withheld or delayed.

(b)                         Without the prior written consent of Buyer, neither the Company nor any Company Subsidiary will engage in any practice, take any action, or enter into any transaction with respect to the Continuing Businesses outside the Ordinary Course of Business or engage in any practice, take any action, or enter into any transaction with respect to the Continuing Businesses of the sort described in Section 4.8.  Subject to compliance with applicable Law, from the date hereof until the earlier to occur of the Closing or the Termination Date, the Seller Parties will confer on a regular and frequent basis with one or more designated Representatives of Buyer to report on operational matters and the general status of the ongoing business, operations and finances of the Continuing Businesses and will promptly provide to Buyer or its designated Representatives copies of all filings the Seller Parties make with any Governmental Body with respect to the Continuing Businesses.

(c)                          Notwithstanding any other provision of this Agreement to the contrary, nothing contained in this Agreement shall prohibit or otherwise restrict the Company from selling, disposing or otherwise transferring to Seller, Cardinal or any other Person any Excluded Liability, Excluded Asset or Excluded Contract.  All consideration received by any of Cardinal, Seller or the Company as a result of such sale, disposition or transfer shall be for the account of Cardinal and Seller and, if paid to the Company, shall be distributed to Seller.

(d)                         Without the prior written consent of Buyer, which consent shall not be unreasonably withheld, neither the Company nor any of the Company Subsidiaries shall make or change any Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment, surrender any right to claim a Tax refund, consent to the extension or waiver of the limitations period applicable to any Tax claim or assessment, or take or omit to take any other action if such action or omission would have the effect of materially increasing the Tax liability of the Company or any of the Company Subsidiaries.

(e)                          Neither the Company nor any Company Subsidiary shall reserve any amount for, or make any payment of, Taxes, except for such Taxes as are due or payable or have been properly estimated in accordance with applicable law as applied in a manner consistent with past practice of the Company.

5.4                               Preservation of Business.

The Company will, and will cause each Company Subsidiary to, use its Best Efforts to keep the Continuing Businesses and all properties thereof intact, including all present operations, physical facilities, and working conditions, and relationships and goodwill with lessors, licensors, suppliers, customers, employees, indemnity insurance companies, managed care organizations, radiologists, referring physicians and others having business dealings with the Continuing Businesses.

5.5                               Full Access.

The Company will, and will cause each Company Subsidiary to (a) permit Representatives of Buyer (including financing providers) to have full access at all reasonable times, and in a manner so as not to unreasonably interfere with the normal business operations of the Company relating to the Continuing Businesses, to all premises, properties, personnel, books, records, Permits, Contracts, and documents and all financial, operating and any other data pertaining to the Continuing Businesses; (b) furnish copies of all such books, records, Permits, Contracts and documents and all financial, operating and other data, and other information pertaining to the Continuing Businesses as Buyer may reasonably request; (c) furnish Buyer with such additional financial, operating and other relevant data and information pertaining to the Continuing Businesses as Buyer may reasonably request; (d) cause the Company’s officers and advisors (including, without limitation, its auditors, attorneys, financial advisors and other consultants, agents and advisors) to furnish Buyer with such financial, Tax and other operating data and other information with respect to the business and properties of the Company and the Company Subsidiaries for periods ending before or including the Closing Date as Buyer may reasonably request; and (e) otherwise cooperate and assist, to the extent reasonably requested by Buyer, with Buyer’s investigation of the properties, assets and financial condition related to the Continuing Businesses.  In addition, Buyer shall have the right to have the Owned Real Estate and tangible personal property of the Company and the Company Subsidiaries inspected by Buyer at Buyer’s sole cost and expense, for purposes of determining the physical condition and legal characteristics of the Owned Real Estate and such tangible personal property.

5.6                               Confidentiality.

(a)                          From the date of this Agreement until the third anniversary of the Closing Date, no Party or their respective Affiliates, employees, agents and Representatives will disclose to any third party any Confidential Information concerning the business or affairs of any other Party that it may have acquired from such Party in the course of pursuing the Transactions without the prior written consent of the Company or Buyer, as the case may be.

(b)                         With respect to any portion of the Continuing Businesses, from the Closing Date until the third anniversary of the Closing Date, neither Seller nor any of its Affiliates, employees, agents or Representatives will disclose to any third party any Confidential Information concerning such portion of the Continuing Businesses that Seller or its Affiliates, employees, agents or Representatives acquired prior to the Closing Date.

(c)                          Notwithstanding the foregoing, any Party may disclose any such Confidential Information as follows:  (i) to such Party’s Affiliates and its or its Affiliates’ employees, lenders, counsel or accountants, the actions for which the applicable Party will be responsible; (ii) to comply with any applicable Law or order, provided that prior to making any such disclosure, the Party making the disclosure notifies the other Party of any Action of which it is aware which may result in disclosure and uses its Best Efforts to limit or prevent such disclosure; (iii) to the extent that the Confidential Information is or becomes generally available to the public through no fault of the Party or its Affiliates making such disclosure; (iv) to the extent that the same information is in the possession (on a non-confidential basis) of the Party making such disclosure prior to receipt of such Confidential Information; (v) to the extent that the Party that received the Confidential Information independently develops the same information without in any way relying on any Confidential Information; or (vi) to the extent that the same information becomes available to the Party making such disclosure on a non-confidential basis from a source other than a Party or its Affiliates, which source, to the disclosing Party’s Knowledge, is not prohibited from disclosing such information by a legal, contractual or fiduciary obligation to the other Party.  If the Transactions are not consummated, each Party will return or destroy as much of the Confidential Information concerning the other Party as the Parties that have provided such information may reasonably request.  Notwithstanding the foregoing, the Parties contemplate the issuance of a joint public announcement in connection with the execution of this Agreement and the consummation of the Transactions.  Before making any such public announcement, the Parties shall use good faith efforts to agree upon the text of a joint announcement to be made by the Parties hereto or use good faith efforts to obtain the other Party’s approval of the text of any public announcement to be made solely on behalf of such Party.  If the Parties hereto are unable to agree on or approve such a public statement or announcement and a Party is of the good faith opinion that such statement or announcement is required by Law, or the rules of any stock exchange on which the securities of such Party or its Affiliates are traded, then such Party may make or issue the legally required statement or announcement.  Notwithstanding the foregoing, from and after the Closing Date, the confidentiality obligations set forth in clause (a) above shall not apply to or restrict in any manner Buyer’s use of any Confidential Information of the Seller Parties in the conduct of the Continuing Businesses.  Further, notwithstanding anything in this Agreement to the contrary, except as and to the extent reasonably necessary to comply with applicable securities Laws, the Parties and each of their respective employees, representatives and other agents are permitted to disclose to any and all Persons, without limitation of any kind, the tax treatment and tax structure (each as defined in Treasury Regulation Section 1.6011-4) of the Transactions and all materials of any kind (including opinions or other tax analyses) that are or have been provided to such Parties related to such tax treatment and tax structure; provided, however, that the foregoing permission to disclose the tax treatment and tax structure does not permit the disclosure of any information that is not relevant to understanding the tax treatment or tax structure of the Transactions (including the identity of any Party and the amounts paid in connection with the Transactions).

5.7                               Affiliated Transactions.

Except as set forth in Schedule 5.7 of the Company Disclosure Schedule the Seller Parties will cause all transactions with Seller or any Affiliate of Seller relating to or with the Continuing Businesses to be terminated effective as of the Closing Date, without any cost or continuing obligation to the Company, any Company Subsidiary or Buyer, and will deliver to Buyer evidence of such terminations that is reasonably acceptable to Buyer.

5.8                               Notification.

(a)                          Between the date of this Agreement and the earlier of the Closing Date and the Termination Date, the Seller Parties shall promptly notify Buyer in writing if any of them becomes aware of (i) any fact or condition that causes or constitutes a Breach of any of Seller’s representations and warranties made as of the date of this Agreement or (ii) the occurrence after the date of this Agreement of any fact or condition that would or be reasonably likely to (except as expressly contemplated by this Agreement) cause or constitute a Breach of any such representation or warranty had that representation or warranty been made as of the time of the occurrence of, or a Seller Party’s discovery of, such fact or condition.  Should any such fact or condition require any change to the Company Disclosure Schedule and/or the Seller Disclosure Schedule, the Company and/or Seller (as the case may be) shall promptly deliver to Buyer a supplement to the Company Disclosure Schedule and/or the Seller Disclosure Schedule (as the case may be) specifying such change.  Such delivery shall not affect any rights of Buyer under ARTICLE 7 and ARTICLE 9.  During the same period, the Seller Parties also shall promptly notify Buyer of the occurrence of any Breach of any covenant of the Seller Parties set forth in this ARTICLE 5 or of the occurrence of any event that may make the satisfaction of the conditions in ARTICLE 7 impossible or unlikely.

(b)                         Between the date of this Agreement and the Closing, Buyer shall promptly notify Seller in writing if it becomes aware of (i) any fact or condition that causes or constitutes a

Breach of any of Buyer’s representations and warranties made as of the date of this Agreement or (ii) the occurrence after the date of this Agreement of any fact or condition that would or would be reasonably likely to (except as expressly contemplated by this Agreement ) cause or constitute a Breach of any such representation or warranty had that representation or warranty been made as of the time of the occurrence of, or Buyer’s discovery of, such fact or condition.  Should any such fact or condition require any change to Buyer Disclosure Schedule, Buyer shall promptly deliver to Seller a supplement to the Buyer Disclosure Schedule specifying such change.  Such delivery shall not affect any rights of Seller under ARTICLE 7 and ARTICLE 9.  During the same period, Buyer shall also promptly notify Seller of the occurrence of any Breach of any covenant of Buyer set forth in this ARTICLE 5 or of the occurrence of any event that may make the satisfaction of the conditions in ARTICLE 7 impossible or unlikely.

5.9                               No Negotiation.

No Seller Party shall, from the date hereof through the Closing Date, solicit, negotiate with, or provide any nonpublic information to any Person (other than Buyer) relating to any business combination transaction with respect to the sale (in whole or in part) of the Continuing Businesses; provided, however that the ongoing efforts of Seller and the Company to solicit offers and proposals to purchase all or a portion of the Discontinued Businesses shall not be a violation of the prohibition against solicitation set forth in this Section 5.9 so long as such solicitations were not intended to solicit an offer or proposal to purchase all or any portion of the Continuing Businesses, and the Seller Parties continue to comply with the provisions of this Section 5.9 with respect to negotiation and the provision of nonpublic information.

5.10                        Payment of Liabilities.

From the date hereof until the Closing Date, the Company shall, and shall cause each of the Company Subsidiaries to, pay or otherwise satisfy the Liabilities of the Continuing Businesses in the Ordinary Course of Business.

5.11                        Release of Guarantees.

Buyer acknowledges that Seller intends to seek releases of its obligations under guarantees and indemnity obligations to third parties with respect to the Continuing Businesses other than with respect to the Excluded Liabilities.  If requested by any party from whom such a release is requested by Seller on behalf of itself or any of its Affiliates, Buyer and/or its Affiliates shall provide a similar guaranty or indemnity or assumption of obligation, as is reasonably requested by Seller.  In no event shall Buyer and/or its Affiliates be required or obligated to make any payments to any third party in consideration for the release of Seller or its Affiliates or to otherwise expend any sums in connection therewith other than reasonable transaction costs incurred by it in connection with the documentation of such guaranties, indemnities or assumption obligations.

5.12                        Financing.

Buyer will use its Best Efforts to obtain all required consents of lenders under the Credit Agreement to the Transactions (“Lender Consents”) as soon as practicable after the date hereof; provided, however, with the exception of fees currently contemplated pursuant to discussions between Agent and Buyer, Buyer shall not be required to pay any amounts, including, without limitation, any fees, interest rate increases or other consideration required by the lenders under the Credit Agreement as a condition to the granting of the Lender Consents.

5.13                        Konica.

In connection with any settlement or resolution of any dispute with or claim by Konica under the Konica Agreement arising as a result of the consummation of the Transactions, the Seller Parties will negotiate the terms of any such settlement in good faith as if the Seller Parties were fully responsible for any settlement and not the beneficiary of the indemnity provided for in this Agreement.

5.14                        Arizona Region.

In the event that each of conditions set forth in ARTICLE 7 have been satisfied or waived other than (i) conditions with respect to actions the respective Parties will take at the Closing itself or (ii) conditions that relate to the businesses of the Company and the Company Subsidiaries conducted at the imaging centers identified on Schedule 5.14 to the Company Disclosure Schedule (the “Arizona Region”), the Parties agree to amend and modify this Agreement to provide for the exclusion of the Arizona Region from the closing of the sale of the Shares of the Company and a subsequent sale of the Arizona Region to Buyer.  Such amendments and modifications will be negotiated in good faith by the Parties and shall include, without limitation: (i) a transfer of the assets and liabilities of the Arizona Region to Seller or an Affiliate of Seller prior to the sale of the Shares to Buyer, (ii)  a modification to the mechanics of the Closing to allow for a closing of the sale of the Shares and a subsequent sale of the Arizona Region to Buyer, and (iii) an adjustment in accordance with Exhibit J hereto of the Purchase Price to be paid and Indebtedness to be assumed, if any,  at each closing to reflect the assets being sold and liabilities being assumed at such closings.

5.15                        Transition Services Agreement

Buyer and Seller shall negotiate in good faith the terms of the Transition Services Agreement which shall be on terms that are mutually acceptable to each of Buyer and Seller.

5.16                        Kansas City.

Buyer and Seller shall consult with each other in good faith regarding the remediation of the GE 1.5 High Field chiller issues at the imaging center located at 6444 Metcalf Avenue, Overland Park, Kansas 66202.  Buyer agrees to reimburse Seller for all costs relating to such remediation, including the amounts set forth in that certain bid letter of U.S. Engineering Company, dated as of January 16, 2004 provided, however, that Seller shall obtain Buyer’s consent prior to incurring any such costs (other than costs set forth in such bid letter) and, provided further that Buyer shall not unreasonably withhold such consent.

5.17                        Encumbrances.

Seller will use its Best Efforts to cause and/or arrange for all Uniform Commercial Code filings against the Company or any of the Purchased Subsidiaries to be terminated or amended to remove the Company and any Purchased Subsidiary as debtors thereunder, other than those relating to Permitted Encumbrances.  Seller will either (i) cause the Company and the Purchased Subsidiaries to be released from any Liability under, and any and all guaranty obligations of, the Indebtedness set forth on Schedules VII(a) and (b) of the Company Disclosure Schedule or (ii) repay in full any obligations outstanding under the Indebtedness set forth on Schedules VII(a) and (b) of the Company Disclosure Schedule (including any prepayment penalties).  With respect to any Uniform Commercial Code filings relating to Indebtedness (or other obligations associated with such Indebtedness) of the Company and the Purchased Subsidiaries other than (i) Permitted Encumbrances and (ii) the Indebtedness set forth on Schedules VII(a) and (b) of the Company Disclosure Schedule (with respect to which the Company and the Purchased Subsidiaries will be released or such Indebtedness repaid pursuant to the second sentence of this Section 5.17), Seller agrees to deliver notices in accordance with Section 9-513(c) of the Uniform Commercial Code by certified mail, return receipt requested or by nationally recognized overnight courier to each of the secured parties listed on any such Uniform Commercial Code filings as soon as practicable, but in no event later than five (5) Business Days after the date hereof, and to file Uniform Commercial Code termination statements and/or other appropriate termination documents relating thereto 20 days following the receipt of such notices by such secured parties if such Uniform Commercial Code filings and the related Encumbrances have not theretofore been terminated and no applicable secured party has objected to the notice received by it.

ARTICLE 6.

POST-CLOSING COVENANTS

The Parties agree as follows with respect to the period following the Closing:

6.1                               General.

The Parties shall cooperate reasonably with each other and with their respective Representatives in connection with any steps required to be taken as part of their respective obligations under this Agreement, and shall (a) furnish upon request to each other such further information; (b) execute and deliver to each other such other documents; and (c) do such other acts and things, all as the other Party may reasonably request for the purpose of carrying out the intent of this Agreement and the Transactions.

6.2                               Litigation Support.

Subject to ARTICLE 9, so long as any Party actively is contesting or defending against any Action in connection with (a) the Transactions or (b) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, Action, failure to act, or transaction on or prior to the Closing Date involving the Company or the Company Subsidiaries, each other Party will reasonably cooperate with such Party and such Party’s counsel in the contest or defense, at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party or one of its Affiliates is entitled to indemnification therefor under ARTICLE 9).

6.3                               Tax Matters.

(a)                          Seller and Buyer recognize that the Company and the Company Subsidiaries have joined with Seller in filing unitary, consolidated, or combined income Tax Returns.

(b)                         After the Closing Date, (i) Seller shall include (to the extent required by law) the taxable income or loss, and all other items, of the Company and the Company Subsidiaries for periods ending before or on the Closing Date, in its unitary, consolidated or combined Tax Returns, and (ii) Buyer shall include (to the extent required by law) the taxable income or loss, and all other items, of the Company and the Company Subsidiaries for the periods beginning after the Closing Date in its Tax Returns.

(c)                          With respect to any taxable period that includes but does not end on the Closing Date (the “Straddle Tax Periods”), the Parties shall file Tax Returns as if the taxable period had closed on the Closing Date, consistent with subsection (b).  In the event any Governmental Body objects to this practice, Buyer, with Seller’s cooperation and assistance, shall prepare and file a Tax Return covering the entire Straddle Tax Period.  In the event that such a return is required to be filed, it is the parties’ intent that the economic burden of all Taxes based on or relating to income or receipts be borne in an amount which would have been payable if the relevant taxable period had ended on the Closing Date.

(d)                         Seller shall be responsible for, and shall have ultimate discretion with respect to, (i) all Tax Returns required or permitted by Law or this Agreement to be filed by the Company and the Company Subsidiaries (or by Seller on its behalf) with respect to periods that end on or before the Closing Date, (ii) any elections related to such Tax Returns, and (iii) any audit (including the execution of any waiver of limitation with respect to any audit) relating to any such Tax Returns provided, however, that in the event that any audit for which Seller is responsible pursuant to this Section 6.3(d) could reasonably be expected to result in an increase in Tax liability for which Buyer would be responsible, Seller shall consult in good faith with Buyer in respect of the specific issues that could give rise to such increased Tax liability.  All such Tax Returns shall be prepared in a manner consistent with past practice of the Company.

(e)                          Buyer, the Company and the Company Subsidiaries shall be responsible for, and shall have ultimate discretion with respect to, (i) all Tax Returns required to be filed by the Company or the Company Subsidiaries with respect to periods that begin after the Closing Date

(including any short-period Tax Return required to be filed by Buyer pursuant to subsection (c)) and (ii) any audit (including the execution of any waiver of limitation with respect to any audit) relating to any such Tax Returns; provided, however, that in the event that any audit for which Buyer is responsible pursuant to this Section 6.3(e) could reasonably be expected to result in an increase in Tax liability for which Seller would be responsible, Buyer shall consult in good faith with Seller in respect of the specific issues that could give rise to such increased Tax liability.

(f)                            After the Closing Date, each of Buyer, the Company and the Company Subsidiaries, on the one hand, and Seller, on the other, shall (i) provide, or cause to be provided, to each other’s respective subsidiaries, Representatives and Affiliates, such assistance as may reasonably be requested, including making available employees and the books and records of the Company and the Company Subsidiaries, by any of them in connection with the preparation of any Tax Return or any audit of the Company or any Company Subsidiary in respect of which Buyer, the Company, the Company Subsidiaries or Seller, as the case may be, is responsible pursuant to Sections 6.3 (d) or (e) of this Agreement and (ii) retain, or cause to be retained, for so long as any such taxable years or audits shall remain open for adjustments, any records or information which may be relevant to any such Tax Returns or audits and shall provide reasonable notice to Seller of its intent prior to destroying or disposing of such records or information.

(g)                         Each of Buyer, the Company and the Company Subsidiaries, on the one hand, and Seller, on the other, shall promptly inform, keep regularly apprised of the progress with respect to, and notify the other party in writing not later than (i) ten (10) business days after the receipt of any notice of any audit or (ii) fifteen (15) business days prior to the settlement or final determination of any audit for which it was responsible pursuant to Section 6.3(d) or (e) of this Agreement which could affect the Tax liability of such other party for any taxable year.

(h)                         Seller shall be liable for, shall pay to the appropriate Tax authorities, and shall indemnify and hold Buyer, the Company and the Company Subsidiaries harmless against, all Taxes of the Company or the Company Subsidiaries that relate to (i) the taxable periods ending before or on the Closing Date and (ii) in the case of a Straddle Tax Period, the period commencing on the first day of the Straddle Tax Period up to and including the Closing Date (the “Pre-Closing Straddle Period”), except to the extent any such Taxes are reserved on the books and records of the Company and Company Subsidiaries as of the Closing Date.  Seller shall be entitled to all Tax refunds (including interest), Tax deductions and Tax deduction carryforwards attributable to the taxable periods in respect of which Seller is so obligated to indemnify Buyer, the Company and the Company Subsidiaries.

(i)                             Buyer, the Company and the Company Subsidiaries shall be liable for, shall pay to the appropriate Tax authorities, and shall hold Seller harmless against all Taxes of the Company and the Company Subsidiaries that relate to (i) the taxable periods that begin after the Closing Date and (ii) in the case of a Straddle Tax Period, the period commencing on the first day after the Closing Date and ending on the last day of the Straddle Tax Period (the “Post-Closing Straddle Period”).  Buyer, the Company and the Company Subsidiaries shall be entitled to any Tax refund (including interest), Tax deductions, and Tax deduction carryforwards attributable to the taxable periods in respect of which Buyer, the Company and the Company Subsidiaries are so obligated to indemnify Seller.

(j)                             Notwithstanding anything to the contrary in this Agreement, in the case of any Taxes other than Taxes based upon or related to income or receipts, the amount of such Taxes for any Straddle Tax Period shall be allocated between the Pre-Closing Straddle Period and the Post Closing Straddle Period by multiplying the amount of such Tax for the entire taxable period by a fraction the numerator of which is the number of days in the Pre-Closing Straddle Period or the Post Closing Straddle Period (as the case may be) and the denominator of which is the number of days in the entire taxable period.  All determinations necessary to give effect to the foregoing allocation shall be made in a manner consistent with prior practice of the Company and the Company Subsidiaries.  Any changes after the Closing Date in the ownership of property upon which any such Tax or Taxes are assessed shall not be taken into account for purposes of applying this Section 6.3(j).

(k)                          With respect to the Company, each of the Seller and the Buyer shall jointly make the election provided for by Section 338(h)(10) of the Code and Treasury Regulations Section 1.338(h)(10)-1 and any comparable election under state or local law (collectively, the “Elections”).  As soon as practicable after the Closing, with respect to each Election, Seller and Buyer shall mutually prepare a Form 8023, with all attachments and shall cooperate with each other to take all actions necessary and appropriate (including filing additional forms, returns, elections, schedules, and other necessary documents as may be required to effect and preserve timely Elections in accordance with the provisions of Treasury Regulation Section 1.338(h)(10)-1 (or any comparable provisions of state or local tax law) or any successor provisions).

(l)                             Within ninety (90) calendar days after the Closing Date, Seller shall prepare and deliver to Buyer a statement (the “Allocation Statement”) allocating the Modified Aggregate Deemed Sales Price and Adjusted Grossed-up Basis (each as defined under applicable Treasury Regulations), in reasonable detail, among the various categories of assets specified in Internal Revenue Service (“IRS”) Form 8883 (and any schedule required to be attached thereto).  The Allocation Statement shall be (i) prepared in accordance with the provisions of Section 338 of the Code and the Treasury Regulations promulgated thereunder, and (ii) revised to reflect any adjustments to the consideration paid by Buyer pursuant to Section 2.2.

(m)                       Buyer shall have the right to examine the workpapers of the accountants and other personnel preparing the Allocation Statement and the books and records of Seller relating to the Allocation Statement.  In the event that Buyer wishes to dispute Seller’s allocation of the Purchase Price in the Allocation Statement, Buyer shall, within thirty (30) calendar days after receipt of the Allocation Statement, give written notice to Seller of such dispute and the reasons therefor.  In the event Buyer fails to deliver such written notice to Seller within the required time period, Buyer will be deemed to have agreed to, and accepted, the Allocation Statement as prepared by Seller.  In the event Buyer delivers timely written notice to Seller, Buyer and Seller shall attempt in good faith to resolve such dispute within fifteen (15) calendar days after Seller’s receipt of such notice.  If the parties are unable to resolve such dispute within such period, at the election of any party, an accounting firm (which shall be neither the auditor of

Buyer nor of Seller) shall be engaged by Seller and Buyer to resolve such dispute as soon as reasonably practicable.  The parties both acknowledge that the preferred accounting firm is Deloitte and Touche LLP, and that Deloitte and Touche LLP shall be engaged in this role provided it is willing to agree to meet the applicable deadlines and to perform the engagement on commercially reasonable terms. In the event Deloitte & Touche LLP is unavailable to perform the engagement for any reason, the parties shall choose a different accounting firm by mutual agreement.

(n)                         Promptly, but not later than fifteen (15) days after its acceptance of engagement hereunder, the accounting firm will determine, based solely on the information submitted and/or presentations made by Buyer and Seller and not by independent review, only those matters in dispute, and will render a written report as to the disputed matters and the final Allocation Statement, which shall be conclusive and binding upon the Parties.  Buyer and Seller may each submit information or make presentations to the accounting firm relating to the Allocation Statement, so long as copies of such submissions are provided simultaneously to the other and so long as the other is allowed to be present during such presentation.  The costs of any applicable accounting firm shall be shared equally by Seller and Buyer.

(o)                         Buyer and Seller each hereby covenant and agree to file their respective federal and state income Tax Returns, reports and forms, including IRS Form 8883, in a manner consistent with the Allocation Statement, as agreed to by the Parties, or, if applicable, as finally determined by the accounting firm.

(p)                         Seller shall pay all applicable sales, use, transfer and documentary taxes and recording and filing fees associated with the Transactions.

(q)                         Prior to the Closing Date, Seller or the Company shall make an election pursuant to Section 754 of the Code with respect to any entities that are treated as partnerships for Federal income tax purposes, and in which the Company or any of the Company Subsidiaries holds an interest.  Notwithstanding the preceding sentence, Seller or the Company’s obligation to make an election under Section 754 of the Code shall not apply to any Excluded Asset or any Discontinued Businesses.

6.4                               Employees.

(a)                          Effective as of the Effective Time, the Company and the Company Subsidiaries shall have terminated all employees of the Company and the Company Subsidiaries as of the Effective Time in accordance with all applicable Laws, and the Company shall pay all wages, salaries and other employee benefits due said employees up to and including the Effective Time.

(b)                         Buyer agrees to offer employment immediately after the Effective Time to all persons who, immediately prior to the Effective Time, are employed by the Company and the Company Subsidiaries that are included on Schedule 6.4 of the Company Disclosure Schedule (as updated by Buyer prior to Closing), including, without limitation, employees on disability leave of absence or other leave of absence where reemployment rights are guaranteed by applicable Law; provided, however, such offers shall include a sufficient number of employees to comply with the requirements of the WARN Act or other similar laws of any jurisdiction in which the Continuing Businesses are located (those employees of the Company who accept employment with Buyer are hereinafter referred to as the “Transferred Employees”).  Such offer of employment shall include provision for compensation at rates substantially similar to the rates of compensation in effect for such employees as of the Closing Date.  Schedule 6.4 of the Company Disclosure Schedule sets forth the rates of compensation in effect as of the date hereof for the employees listed on Schedule 6.4 of the Company Disclosure Schedule.  Seller shall deliver to Buyer an update to the rates of compensation of the Transferred Employees at least 10 days prior to the Effective Time.  Notwithstanding the foregoing, nothing herein shall be deemed to require Buyer, or following the Effective Time, the Company or any Company Subsidiary to continue to employ any such Transferred Employee for any specific period of time after the Effective Time, except that Buyer agrees not to discharge in the aggregate more than fifty (50) Transferred Employees during the sixty (60) day period after the Effective Time.  Buyer shall be responsible for the payment of severance, if any, pursuant to the Buyer’s severance plan, if any, to any Transferred Employee whose employment is terminated by Buyer after the Effective Time.  Seller shall retain at its cost or terminate in its sole discretion all employees of the Company and the Company Subsidiaries who are not set forth on Schedule 6.4 of the Company Disclosure Schedule (as updated by Buyer prior to the Effective Time) or who reject Buyer’s offer of employment, and shall be responsible for any and all obligations or Liabilities that arise in connection with the employment and/or termination of such employees.

(c)                          Effective as of the Effective Time, the Transferred Employees shall cease to participate in the Seller Plans.  Immediately after the Effective Time, Buyer will provide the Transferred Employees with benefits under the employee benefit plans, programs and arrangements maintained by Buyer that are substantially comparable in the aggregate to those provided to similarly situated employees of the Buyer (“Buyer’s Plans”).  Seller shall be responsible for benefits attributable to claims incurred by the Transferred Employees (or their dependents) through the time coverage of the Transferred Employees terminates under the Seller Plans.  Buyer shall be responsible under the terms of Buyer’s Plans for benefits attributable to claims incurred by Transferred Employees (or their dependents) subsequent to the time coverage of the Transferred Employees terminates under the Seller Plans.  Seller shall cause the Syncor International Corporation Employees’ Savings and Stock Ownership Plan to fully vest all Transferred Employees in their account balances thereunder as of the Effective Time.  Buyer agrees the Transferred Employees shall be eligible to participate in a 401(k) plan it maintains or will establish and that such plan shall accept “eligible rollover distributions” (within the meaning of Section 402(c) (4) of the Code) of cash from any Transferred Employee who receives such a distribution from a 401(k) plan maintained by Seller.

(d)                         Buyer has obtained written confirmation from all applicable providers of any group insurance plan that such providers shall waive all waiting periods and pre-existing condition limitations (if any) with respect to their medical and dental programs for the Transferred Employees.  Subject to the next succeeding sentence, for purposes of determining eligibility to participate in and vesting under any Buyer Plans and for vacation, sickness benefits, severance benefits and other fringe benefits, each such Transferred Employee will be credited with the months and years of service he or she completed while employed by the Continuing Businesses for any other period to the extent such service was credited under a corresponding plan or program maintained by Seller.  Notwithstanding the foregoing, such service shall (i) be recognized only to the extent that it would have been recognized under Buyer’s Plans had it been in service with Buyer and (ii) not be recognized for purposes of (x) benefit accruals, grandfathering of benefit schedules and/or level or salary credits based on service under Buyer’s retirement plans, (y) eligibility under Buyer’s option and stock award plans and (z) eligibility for post-retirement medical or life insurance.

(e)                          Buyer will arrange to have any group insurance plan waive all waiting periods and pre-existing condition limitations (if any) with respect to their medical and dental programs for the Transferred Employees.

(f)                            Buyer solely shall be responsible for providing any Transferred Employee (and such Transferred Employee’s “qualified beneficiaries” within the meaning of Section 4980B (f) of the Code) with the continuation of group health coverage required by the Consolidated Omnibus Budget Reconciliation Act, but only to the extent such Transferred Employee’s “qualifying event” (within the meaning of Section 4980B (f) of the Code) occurs after the Effective Time.  Seller solely shall be responsible for providing any employee or former employee of the Continuing Businesses (and such employee’s “qualified beneficiaries” within the meaning of Section 4980B (f) of the Code) with the continuation of group health coverage required by the Consolidated Omnibus Budget Reconciliation Act, but only to the extent such employee’s “qualifying event” (within the meaning of Section 4980B (f) of the Code) occurred prior to or on the Effective Time.

(g)                         Without the consent of Buyer, none of Cardinal, Seller, the Company or the Company Subsidiaries will make any promises or commitments to any employee of the Continuing Businesses with regard to his or her employment status with Buyer, the Company or any Company Subsidiary or the terms or conditions upon which such employment might occur or be continued.

6.5                               Non-Solicitation.

Neither Cardinal nor Seller shall, directly or indirectly, employ, or knowingly permit any Affiliate of Cardinal or Seller to employ, any person whom the Company or any of the Company Subsidiaries employed in the Continuing Businesses as of the date hereof or thereafter through the 12-month anniversary of the Closing Date.  Neither Buyer nor any of its Affiliates shall, directly or indirectly, employ or knowingly permit any Affiliate of Buyer to employ, any person whom the Company or any of the Company Subsidiaries employed in the Discontinued Businesses as of the date hereof or thereafter through the earlier to occur of (x) the date on which such Discontinued Business is no longer conducted by a Seller Party and (y) the 12-month anniversary of the Closing Date.  Notwithstanding the foregoing, the restrictions set forth in this Section 6.5 shall not apply to persons hired in response to general solicitations or advertisements not specifically targeted to the employees of the Continuing Business or the Discontinued Business, as the case may be.

6.6                               Excluded Revenues.

To the extent received by Buyer or its Affiliates, Buyer shall use its Best Efforts to arrange for the transfer to Seller of all remittances of revenues derived from (i) Accounts Receivable (including accrued revenues) existing as of the Closing Date and (ii) the Discontinued Businesses (“Excluded Revenues”), in each case, by wire transfer or other acceptable means to a Seller designated account as soon as reasonably practicable (and in any event no later than the 15th day of the month following the month in which such revenues were received) after Buyer or its Affiliates receive all information necessary to reconcile all Excluded Revenues received.  Buyer shall also provide to Seller copies of explanations of benefits (“EOB”), reports on bank deposits and cash receipts and related billing correspondence on or prior to the 30th day of the month following the month in which such information is received by Buyer or its Affiliates.

6.7                               IDX/Signet JOA.

Seller agrees to assume and perform all of the obligations of Seller (as defined in the Signet JOA) under Section 4 of the Signet JOA.

6.8                               Encumbrances.

Seller and Buyer shall cooperate, and each of Seller and Buyer will use their respective Best Efforts, to cause and/or arrange for all Uniform Commercial Code filings against the Company or any of the Purchased Subsidiaries to be terminated, or amended to remove Company and any Purchased Subsidiary as debtors thereunder, other than those filings related to Permitted Encumbrances.  In furtherance thereof, Seller will provide to Buyer all documentation and other information reasonably requested by Buyer that may be necessary and/or desirable in connection with the termination and/or amendment of such Uniform Commercial Code filings.

ARTICLE 7.

CLOSING CONDITIONS

7.1                               General Conditions.

The obligations of the Parties to effect the Closing shall be subject to the following conditions unless waived in writing by Seller and Buyer:

(a)                          No Injunction.  No Law or order, injunction, judgment, decree, ruling, assessment, or award shall have been enacted, entered, issued or promulgated by any Governmental Body (and be in effect) which prohibits the consummation of the sale of the Shares or any of the other Transactions.

(b)                         HSR.  Any applicable waiting period under the HSR Act shall have expired or have been terminated with respect to the Transactions.

(c)                          Legal Proceedings. No Governmental Body shall have initiated proceedings to restrain or prohibit the sale of the Shares or force rescission, unless such Governmental Body shall have withdrawn and abandoned any such proceedings prior to the time which otherwise would have been the Closing Date and there shall not have been any Law or order which would require the divestiture by the Buyer of a material portion of the assets of the Company or any Company Subsidiary used in the Continuing Businesses, taken as a whole, or impose any material limitation on the ability of the Buyer to operate the Continuing Businesses, taken as a whole, to conduct the Continuing Businesses, taken as a whole, following the Closing.

(d)                         Regulatory Approval.  All regulatory approvals or waivers required to consummate the Transactions shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired, and no such approvals or waivers shall contain any conditions, restrictions or requirements which would reduce the benefits of the Transactions to Buyer in any material respect.

7.2                               Conditions Precedent to Obligation of Buyer.

Buyer’s obligation to consummate the Transactions contemplated to occur in connection with the Closing and thereafter is subject to the satisfaction on or prior to the Closing Date of each condition precedent listed below, any of which may be waived by Buyer.

(a)                          Accuracy of Representations and Warranties.  All representations and warranties of Seller set forth in Section 3.1 and ARTICLE 4, and all representations and warranties of Cardinal set forth in Section 3.2, must have been accurate and complete in all respects on the date when made and on the Closing Date (unless the representations and warranties address matters as of a particular date, in which case they shall remain accurate and complete in all respects as of such date) with the same effect as if made on and as of the Closing Date, without giving effect to any supplements to the Seller Disclosure Schedule and the Company Disclosure Schedule, respectively, except where any failure of such representations and warranties to have been accurate and complete, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.  Notwithstanding the foregoing, each of the representations and warranties (i) of Seller set forth in Section 3.1(b), (ii) of Cardinal set forth in Section 3.2(b) and (iii) of the Company set forth in Section 4.2 must have been accurate and complete in all respects on the date when made and on the Closing Date, without giving effect to any supplements to the Seller Disclosure Schedule and the Company Disclosure Schedule, respectively.

(b)                         Compliance with Obligations.  Each Seller Party must have performed and complied (i) in all material respects with all of its covenants that do not contain a materiality qualification to be performed or complied with at or prior to the Closing and (ii) in all respects with all of its covenants that contain a materiality qualification to be performed or complied with at or prior to the Closing.

(c)                          No Material Adverse Change.  Since the Balance Sheet Date, there must have been no event, series of events or the lack of occurrence thereof which, singularly or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

(d)                          [Intentionally Omitted].

(e)                          Permits and Approvals.  Seller shall have made or obtained all Permits and approvals which are material to the operation of the Continuing Businesses and are legally required to be obtained from any Governmental Body prior to the consummation of the Transactions to be performed on the Closing Date.

(f)                            Material Consents.  Seller shall have obtained a written consent to the consummation of the Transactions from each of the parties identified in Schedule 7.2(f) of the Company Disclosure Schedule.

(g)                         Transaction Documents.  Each of the Seller Parties shall have duly executed and delivered each of the documents and instruments required to be delivered by it pursuant to Section 2.4.

(h)                         Discontinued Businesses.  Seller shall have either sold, transferred or disposed of the Discontinued Businesses, the Excluded Assets and the Excluded Contracts to an Affiliate of Seller (other than the Company or the Company Subsidiaries) or to a third party and such Affiliate or third party shall have assumed or guaranteed the payment of all of the Excluded Liabilities.

(i)                             IDX Data.  The Company shall have provided to Buyer all medical reports of the Company relating to the Continuing Businesses and the Purchased Business (as such term is defined in the LA Purchase Agreement) that were created by the Company’s IDX system or transferred into the Company’s IDX system during the period beginning on the date of first use of the IDX system by the Company and ending on: (i) in the case of the Purchased Business, April 2, 2003, and (ii) in the case of the Continuing Businesses, the date hereof.

(j)                             [Intentionally Omitted].

(k)                          Payoff Letters.  (i) The holder or holders of Encumbrances (other than Permitted Encumbrances) on the assets of the Continuing Businesses shall have irrevocably released such Encumbrances and appropriate Uniform Commercial Code termination statements and/or other applicable release documents with respect to such Encumbrances shall have been filed on or prior to the Closing Date, (ii) with respect to all Assumed Indebtedness, Seller shall have obtained payoff letters from the holder or holders of such Assumed Indebtedness evidencing such holder’s or holders’ agreement that such Assumed Indebtedness would be fully satisfied and, to the extent such Indebtedness is secured Indebtedness, to fully release any Encumbrances secured pursuant thereto (either by authorizing the filing of appropriate Uniform Commercial Code termination statements and/or other appropriate release documents or agreeing to file such statements and/or documents), if such holder or holders receives funds in the specific amount set forth in such letters and (iii) with respect to any other Indebtedness of the Continuing Businesses outstanding as of the Closing Date, other than Indebtedness, the existence or amount of which is disputed by Seller, Seller shall have obtained payoff letters from the holder or holders of such Indebtedness evidencing such holder’s or holders’ agreement that such Indebtedness would be fully satisfied and, to the extent such Indebtedness is secured Indebtedness, to fully release any Encumbrances secured pursuant thereto (either by authorizing the filing of appropriate Uniform Commercial Code termination statements and/or other appropriate release documents or agreeing to file such statements and/or documents).

(l)                             Rights of First Refusal.  No third party shall have exercised any right, option, right of first offer or right of first refusal with respect to all or any portion of the Continuing Businesses.

(m)                       Radiologist Estoppels.  Seller shall have delivered to Buyer Radiologist Estoppels from each of the radiologists identified on Schedule 7.2(m) of the Company Disclosure Schedule.

(n)                         Owned Real Estate.  Buyer shall be reasonably satisfied with the results of a survey and Phase I environmental review of the Owned Real Estate.

(o)                         Disposition Agreements.  Other than the Disposition Agreements set forth on Schedule 7.2(o) of the Company Disclosure Schedule, Seller shall have obtained a release of the Company’s and the Company’s Subsidiaries’ obligations under the Disposition Agreements from the other parties thereto.

(p)                         Valley Partnership.  Valley Partnership.  The Radiology Service Agreement, dated as of December 3, 1985, between the Company (f/k/a TME, Inc.) and Valley Radiologists Ltd. shall have been terminated, all activities conducted at the imaging center operated by MRI Equipment Partners, Ltd. shall have ceased, and either (i) the Agreement of Limited Partnership of MRI Equipment Partners, Ltd., as amended, shall have been terminated and MRI Equipment Partners, Ltd. shall have filed a certificate of dissolution with the Texas Secretary of State or (ii) all of the Company and the Purchased Subsidiaries’ Equity Interests in and obligations relating to MRI Equipment Partners, Ltd. shall have been transferred to Seller or an Affiliate of Seller.

(q)                         Kansas City Title Report.  Seller shall have obtained the removal of any exception to the title report on the Owned Real Estate relating to that certain Assumption Agreement dated March 31, 1998 and that certain mortgage assumed thereunder which secures that certain promissory note with a principal balance of $311,958 as of the date of such assumption.

(r)                            Center Leases.  Seller shall have obtained written confirmations specifying the identity of the tenant under each of the Center Leases specified on Schedule 7.2(r) of the Company Disclosure Schedule from the applicable landlords.

(s)                          December Financials.  Seller shall have delivered to Buyer the December Financials, and Buyer shall be reasonably satisfied therewith.

(t)                            Discontinued Businesses.  The Company and the Purchased Subsidiaries shall have been released from all Liabilities under the Indebtedness set forth on Schedules VII(a) and (b) of the Company Disclosure Schedule.  Seller shall have provided evidence in writing reasonably satisfactory to Buyer of Seller’s performance of the covenants set forth in Section 5.17, including, without limitation, payoff letters in customary form, novation agreements, Uniform Commercial Code termination and/or amendment statements or other customary lien release documentation.

(u)                         UCC.  25 days shall have elapsed from the date on which all notices were received by secured parties in accordance with Section 9-513(c) of the Uniform Commercial Code pursuant to Section 5.17.

7.3                               Conditions Precedent to Obligation of Seller.

Seller’s obligation to consummate the Transactions contemplated to occur in connection with the Closing and thereafter is subject to the satisfaction on or prior to the Closing Date of each condition precedent listed below, any of which may be waived by Seller.

(a)                          Accuracy of Representations and Warranties.  All representations and warranties of Buyer set forth in Section 3.3 must have been accurate and complete in all material respects on the date when made and on the Closing Date (unless the representations and warranties address matters as of a particular date, in which case they shall remain accurate and complete in all respects as of such date) with the same effect as if made on and as of the Closing Date, without giving effect to any supplements to the Buyer Disclosure Schedule, except where any failure of such representations and warranties to have been accurate and complete, individually or in the aggregate, have not had and would not reasonably be expected to have a Buyer Material Adverse Effect.  Notwithstanding the foregoing, each of the representations and warranties of Buyer set forth in Section 3.3(b) must have been accurate and complete in all respects on the date when made and on the Closing Date, without giving effect to any supplements to the Buyer Disclosure Schedule.

(b)                         Compliance with Obligations.  Buyer must have performed and complied (i) in all material respects with all its covenants that do not contain a materiality qualification to be performed or complied with at or prior to the Closing and (ii) in all respects with all of its covenants that contain a materiality qualification to be performed or complied with at or prior to the Closing.

(c)                          Transaction Documents.  Buyer shall have duly executed and delivered each of the documents and instruments required to be delivered by it pursuant to Section 2.4.

(d)                         Claims.  At the time of the Closing, Buyer shall not have provided Seller with one or more notices pursuant to Section 9.1(d) of this Agreement that it intends to seek indemnification for Damages relating to claims (other than for willful breach) in excess of 5% of the Closing Payment.

ARTICLE 8.

TERMINATION

8.1                               Termination of Agreement.

The Parties may terminate this Agreement at or prior to the Closing as provided below:

(a)                          Buyer and Seller may terminate this Agreement as to all Parties by mutual written consent; or

(b)                         Buyer may terminate this Agreement if any of the conditions provided for in Section 7.1 or 7.2 of this Agreement has not been satisfied or shall have become incapable of fulfillment (other than as a result of a Breach of this Agreement by Buyer) and Buyer has not waived such conditions; or

(c)                          Seller may terminate this Agreement if any of the conditions provided for in Section 7.1 or 7.3 of this Agreement has not been satisfied or shall have become incapable of fulfillment (other than as a result of a Breach of this Agreement by the Seller Parties) and Seller has not waived such conditions; or

(d)                         Seller on the one hand, or Buyer, on the other hand, may terminate this Agreement if the Transactions are not consummated on or before the Expiration Date, but only if the failure to consummate the Transactions on or before such date did not result from the Breach of any representation, warranty or agreement herein of the Party or Parties seeking such termination; or

(e)                          Seller on the one hand, or Buyer, on the other hand, may terminate this Agreement if the other Party or Parties shall be in material Breach of any of its or their covenants contained in this Agreement and such Breach is either incapable of cure or is not cured within twenty (20) Business Days after notice from the Party or Parties wishing to terminate; provided that the Party or Parties seeking such termination shall not also then be in material Breach of this Agreement; or

(f)                            Seller may terminate this Agreement if prior to the close of business on March 16, 2004, Buyer has not obtained the Lender Consents, provided however, that Seller shall have no right to terminate this Agreement unless such right is exercised prior to the date on which Buyer delivers written notice to Seller that it has obtained all of such Lender Consents.

8.2                               Effect of Termination.

Except for the obligations under Section 5.6, this ARTICLE 8, ARTICLE 9 and ARTICLE 10, if this Agreement is terminated under Section 8.1, then all further obligations of the Parties under this Agreement will terminate.  If any Party hereto terminates this Agreement pursuant to Section 8.1(b), 8.1(c), or 8.1(e), which right of termination arises as a result of a Breach of any representation, warranty or covenant, then the rights of the non-Breaching Party (ies) to pursue all legal remedies for Damages such Party (ies) suffer will survive such termination unimpaired and no election of remedies will have been deemed to have been made.

ARTICLE 9.

INDEMNIFICATION

9.1                               Survival of Representations and Warranties and Covenants.

(a)                          Each representation and warranty of Seller contained in Section 3.1(a), (b) and (e) and Sections 4.1, 4.2, 4.5 and 4.17(a) and each representation and warranty of Cardinal contained in Section 3.2(a) and (b), and any certificate related to such representations and warranties, will survive the Closing and will continue in full force and effect forever.  Other than claims for actual (but not constructive) fraud, each of the other representations and warranties of Seller contained in Section 3.1 and ARTICLE 4, and each of the other representations and warranties of Cardinal contained in Section 3.2, and any certificate related to such representations and warranties, will survive the Closing and continue in full force and effect for 18 months thereafter, except the representations and warranties set forth in Sections 4.11, and 4.19, which will survive the Closing and continue in full force and effect until the applicable statute of limitations expires.

(b)                         Each representation and warranty of Buyer contained in Section 3.3(a) and (b), and any certificate related to such representations and warranties will survive the Closing and will continue in full force and effect forever.  Other than claims for actual (but not constructive) fraud, each of the other representations and warranties of Buyer contained in Section 3.3, and any certificate related to such representations and warranties, will survive the Closing and continue in full force and effect for 18 months thereafter.

(c)                          The right to indemnification, reimbursement or other remedy hereunder shall not be affected by (i) any investigation (including any environmental investigation or assessment) conducted with respect to, or any Knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with any representation, warranty, covenant or obligation or any Excluded Liability, Excluded Asset or Excluded Contract or (ii) any supplement to any disclosure schedule. The waiver of any condition based upon the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or obligation, will not affect the right to indemnification, reimbursement or other remedy based upon such representations, warranties, covenants and obligations.

(d)                         Notwithstanding the foregoing, if, on or prior to the Closing Date, Buyer believes that it is entitled to assert Indemnification Claims for matters involving Damages (other than for willful breach) in excess of 5% of the Closing Payment, it shall promptly, but in any event prior to the Closing, provide Seller with a certificate, executed by an officer of Buyer that (i) sets forth a description of all such matters and Buyer’s estimate of applicable Damages, if ascertainable, and (ii) certifies that, to Buyer’s Knowledge, Buyer is not entitled to assert as of the Closing Date any Indemnification Claims other than those set forth therein.  Notwithstanding the foregoing, any amount set forth in any such notice shall solely be applicable to the condition to the Closing set forth in Section 7.3(d), and shall in no way limit Buyer’s ability to make a claim for a different amount of Damages with respect to the Indemnification Claims described by it pursuant to this Section 9.1(d), or for other Indemnification Claims of which it becomes aware, following the Closing.

(e)                          Nothing contained in this Section 9.1 shall limit Buyer’s right to indemnity pursuant to Sections 9.2(b), (c), (d), (e), (f), (g), or (h).

9.2                               Indemnification Provisions for Benefit of Buyer.

Cardinal and Seller, jointly and severally, will indemnify and hold the Seller Indemnified Parties harmless from and pay, without duplication, any and all Damages, directly or indirectly, resulting from, relating to, arising out of, or attributable to any one of the following:

(a)                                  Any Breach of any representation or warranty Seller or Cardinal has made in this Agreement as if such representation or warranty were made on and as of the Closing Date (except for representations and warranties made as of a specified date, which shall be deemed to have been made only as of such specified date) without giving effect to any supplement to the Company Disclosure Schedule and the Seller Disclosure Schedule.

(b)                                 Any Breach by the Seller or Cardinal, or to the extent relating to the period prior to the Closing, any Breach by the Company, of any covenant or obligation of Seller, Cardinal or Company in this Agreement.

(c)                                  Any Excluded Liability, Excluded Asset or Excluded Contract;

(d)                                 Any investigation by the SEC into the accounting or financial disclosure practices of Cardinal or any investigation by the U.S. Department of Labor related to any of the Seller Plans;

(e)                                  Any claim by any Person for brokerage or finder’s fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by any such Person with Cardinal, Seller, the Company or any Company Subsidiary (or any Person acting on their behalf) in connection with any of the Transactions;

(f)                                    Any Liability arising under that certain Interim Administrative Services Agreement, dated May 1, 2003, by and among Signet Diagnostic Imaging Services, LLC, the Company and Seller (among others)(the “Signet JOA”) other than Liabilities resulting from the Company’s willful Breach or gross negligence in its performance of its duties thereunder following the Closing Date;

(g)                                 Any Breach of (i) that certain Operating Agreement of Santa Cruz Imaging, LLC, dated December 17, 2001, between Comprehensive Medical Imaging Centers, Inc. and Radiology Medical Group of Santa Cruz County, Inc.; or (ii) that certain Asset Purchase Agreement, dated as of February 12, 1999, by and between Comprehensive Open MRI - Carmichael/Folsom, LLC and Sacramento Radiology Medical Group, Inc., arising solely from the consummation of the Transactions; and

(h)                                 any action of or claim asserted by any third party arising from or relating to any Encumbrance existing as of the Closing Date (other than Permitted Encumbrances and any Encumbrance created by Buyer or its Affiliates) upon the assets of the Discontinued Business or the Continued Businesses.

9.3                               Indemnification Provisions for Benefit of Seller.

Buyer will indemnify and hold the Buyer Indemnified Parties harmless from and pay, without duplication, any and all Damages, directly or indirectly resulting from, relating to, arising out of, or attributable to any of the following:

(a)                                  Any Breach of any representation or warranty Buyer has made in this Agreement as if such representation or warranty were made on and as of the Closing Date (except for representations and warranties made as of a specified date, which shall be deemed to have been made only as of such specified date) without giving effect to any supplement to the Buyer Disclosure Schedule.

(b)                                 Any Breach by Buyer of any covenant or obligation of Buyer in this Agreement.

(c)                                  Any Liability of Buyer Indemnified Parties resulting from or arising out of any Liability of the Company or a Company Subsidiary pursuant to any obligation of Seller or its Affiliates for any guaranty of obligations of the Continuing Businesses, other than pursuant to any Excluded Asset, Excluded Contract or Excluded Liability.

(d)                                 The operation and ownership of, or conditions occurring with respect to the Company following the Closing Date.

(e)                                  Any Liability actually incurred by the Buyer Indemnified Parties with respect to or arising out of the settlement or resolution of any dispute with or claim by Konica under the Konica Agreement arising as a result of the consummation of the Transactions; provided that Buyer’s obligation pursuant to this Section 9.3(e) shall be limited to $319,000 (which amount shall be in addition to the amount contemplated by

Section 9.3(e) of that certain Asset Purchase Agreement by and among Buyer, Seller, Comprehensive Medical Imaging Centers, Inc. and the Company, dated as of January 6, 2003, as amended by that certain Amendment No. 1 to Asset Purchase Agreement, dated as of February 21, 2003, as further amended by that certain Amendment No. 2 to Asset Purchase Agreement, dated as of March 30, 2003, as may be further amended from time to time (“LA Purchase Agreement”).

9.4                               Indemnification Claim Procedures.

(a)                          If any third party notifies any Indemnified Party with respect to the commencement of any Action that may give rise to a claim for indemnification against any Indemnitor under this ARTICLE 9 (an “Indemnification Claim”), then the Indemnified Party will promptly give notice to the Indemnitor.  Failure to notify the Indemnitor will not relieve the Indemnitor of any Liability that it may have to the Indemnified Party, except to the extent the defense of such Action is materially and irrevocably prejudiced by the Indemnified Party’s failure to give such notice.

(b)                         An Indemnitor will have the right to defend against an Indemnification Claim, with counsel of its choice reasonably satisfactory to the Indemnified Party if (i) within ten (10) days following the receipt of notice of the Indemnification Claim the Indemnitor notifies the Indemnified Party in writing that the Indemnitor will indemnify the Indemnified Party from and against the entirety of any Damages the Indemnified Party may suffer resulting from, relating to, arising out of, or attributable to the Indemnification Claim, (ii) the Indemnitor provides the Indemnified Party with evidence reasonably acceptable to the Indemnified Party that the Indemnitor will have the financial resources to defend against the Indemnification Claim and pay, in cash, all Damages the Indemnified Party may suffer resulting from, relating to, arising out of, or attributable to the Indemnification Claim, (iii) the Indemnification Claim involves only money Damages and does not seek an injunction or other equitable relief, (iv) settlement of, or an adverse judgment with respect to, the Indemnification Claim is not in the good faith judgment of the Indemnified Party likely to establish a precedential custom or practice materially adverse to the continuing business interests of the Indemnified Party, and (v) the Indemnitor continuously conducts the defense of the Indemnification Claim actively and diligently.  The Indemnitor will be liable for the reasonable fees and expenses of counsel employed by the Indemnified Party for any period during which the Indemnitor has not assumed the defense thereof (other than during any period in which the Indemnified Party will have failed to give notice of the Indemnification Claim as provided above).

(c)                          So long as the Indemnitor is conducting the defense of the Indemnification Claim in accordance with Section 9.4(b), (i) the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Indemnification Claim, (ii) the Indemnified Party will not consent to the entry of any order with respect to the Indemnification Claim without the prior written Consent of the Indemnitor (not to be withheld unreasonably), and (iii) the Indemnitor will not Consent to the entry of any order with respect to the Indemnification Claim without the prior written Consent of the Indemnified Party (not to be withheld unreasonably provided that it will not be deemed to be unreasonable for an Indemnified Party to withhold its Consent (A) with respect to any finding of or admission (1) of any Breach of any Law, order or Permit, (2) of any violation of the rights of any Person, or (3) which Indemnified Party believes could have a material adverse effect on any other Actions to which the Indemnified Party or its Affiliates are a party or to which Indemnified Party has a good faith belief it may become a party, or (B) if any portion of such order would not remain sealed).

(d)                         Notwithstanding the foregoing, if an Indemnified Party determines in good faith that there is a reasonable probability that an Indemnification Claim may adversely affect it or its Affiliates other than as a result of monetary Damages for which it would be entitled to indemnification under this Agreement, the Indemnified Party may, by notice to the Indemnitor, assume the exclusive right to defend, compromise or settle such Indemnification Claim, but the Indemnitor will not be bound by any determination of any Indemnification Claim so defended for the purposes of this Agreement or any compromise or settlement effected without its Consent (which may not be unreasonably withheld).

(e)                          Each Party hereby consents to the non-exclusive jurisdiction of any Governmental Body, arbitrator, or mediator in which an Action is brought against any Indemnified Party for purposes of any Indemnification Claim that an Indemnified Party may have under this Agreement with respect to such Action or the matters alleged therein, and agrees that process may be served on such Party with respect to such claim anywhere in the world.

9.5                               Limitations on Indemnification Liability.

(a)                          With Respect to Claims by the Seller Indemnified Parties.  Except as set forth in Section 9.5(b), any claims the Seller Indemnified Parties make under this ARTICLE 9 will be limited as follows:

(i)                                     Ceiling.  Seller’s and Cardinal’s aggregate Liability for money Damages will not exceed an amount equal to 20% of the Purchase Price;

(ii)                                  Basket.  Neither Seller nor Cardinal will have any Liability for money Damages unless and until, and then only to the extent, the aggregate Damages claimed under Section 9.2 exceed an amount equal to 1% of the Purchase Price.

(b)                         Exceptions to Limitations.  The following claims by the Seller Indemnified Parties for indemnification under this ARTICLE 9 shall not be limited by Section 9.5(a):

(i)                                     claims arising out of Breaches of the representations and warranties in Sections 3.1(a), (b) and (e), Sections 3.2(a) and (b) and Sections 4.1, 4.2, 4.5, 4.11, 4.17(a), 4.18 and 4.19.

(ii)                                  claims for actual (but not constructive) fraud;

(iii)                               claims arising under Section 6.3; and

(iv)                              claims arising under Sections 9.2(b), 9.2(c), 9.2(d), 9.2(e), 9.2(f), 9.2(g), or 9.2(h).

(c)                          Duplicative Payments.  In no event shall Seller or Cardinal be required to make any payment for Damages to Agent or any other Seller Indemnified Party pursuant to Section 9.2(h) that is duplicative of any amount paid by Cardinal or Seller to any other Seller Indemnified Party pursuant to Section 9.2(h).  For the purposes of clarity, the Parties agree that with respect to Indemnification Claims arising under Section 9.2(h), the Seller Indemnified Parties may each have incurred separate and different out of pocket expenses relating to the same Indemnification Claim and nothing herein shall preclude any Seller Indemnified Party from recovering the amount of such out of pocket expenses to the extent such amounts are separate and different and to the extent that such amounts would be otherwise recoverable hereunder.

(d)                         With Respect to Claims by any Indemnified Party.  Any claims any Indemnified Party makes under this ARTICLE 9 will be limited as follows:

(i)                                     Reduction for Insurance Claims.  The amount of Damages required to be paid for Damages will be reduced to the extent of 75% of any amounts an Indemnified Party actually receives pursuant to the terms of the insurance policies (if any) covering such Indemnification Claims.

(ii)                                  Reduction for Interest.  In determining the amount of Damages payable, the Parties will take into account the time value of money using the Applicable Rate.

(iii)                               Exclusion of Certain Types of Damages.  All indemnification obligations will be limited to actual Damages and will exclude incidental, consequential, lost profits, indirect punitive or exemplary Damages (except, and only to the extent, such amounts are actually awarded by a court in an Action brought by a third party and such Damages arise out of the conduct of the Seller Parties prior to Closing); provided however, the foregoing restriction on incidental, consequential, lost profits, indirect, punitive and exemplary Damages will not reduce a Person’s ability to assert Damages for diminution in value as an element of actual Damages, whether involving a direct claim against such Person or by a third party.

9.6                               Indemnification As Exclusive Remedy.

In the event that the Closing occurs, the indemnification provisions in this ARTICLE 9 will be the Parties’ exclusive remedy with respect to a Breach of this Agreement, other than claims for actual (but not constructive) fraud.

ARTICLE 10.

MISCELLANEOUS

10.1                        Entire Agreement.

This Agreement, together with the exhibits and schedules hereto and the certificates, documents, instruments and writings that are delivered pursuant hereto, constitutes the entire agreement and understanding of the Parties in respect of its subject matter and supersedes all prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they relate in any way to the subject matter hereof or the Transactions.  The Parties expressly acknowledge and agree that Agent is a third party beneficiary with respect to Section 9.2(h).  Except as expressly contemplated by ARTICLE 9, and the preceding sentence, there are no third party beneficiaries having rights under or with respect to this Agreement.

10.2                        Successors.

All of the terms, agreements, covenants, representations, warranties, and conditions of this Agreement are binding upon, and inure to the benefit of and are Enforceable by, the Parties and their respective successors.

10.3                        Assignments.

No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of Buyer and Seller; provided, however, that Buyer may (a) assign any or all of its rights and interests hereunder to one or more of its Affiliates and (b) designate one or more of its Affiliates to perform its obligations hereunder (in any or all of which cases Buyer nonetheless will remain responsible for the performance of all of its obligations hereunder).

10.4                        Notices.

All notices, requests, demands, claims and other communications hereunder will be in writing.  Any notice, request, demand, claim or other communication hereunder will be deemed duly given if (and then three (3) Business Days after) it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

If to Buyer and after Closing to the Company:

InSight Health Services Corp.
26250 Enterprise Court, Suite 100
Lake Forest, CA 92630-8405
Attn:	General Counsel
Tel:	949-282-6130
Fax:	949-462-3703

Copy to (which will not constitute notice):

Kaye Scholer LLP
425 Park Avenue
New York, NY 10022
Attn:	Stephen C. Koval, Esq.
Tel:	212-836-8019
Fax:	212-836-8689

If to Seller or Cardinal and before Closing to the Company:

Cardinal Health 414, Inc.
6464 Canoga Avenue
Woodland Hills, CA 91367
Attn:	President
Tel:	(800) 678-6779
Fax:	(818) 737-4606

Copy to (which will not constitute notice):

Akin Gump Strauss Hauer & Feld LLP
Century Tower Plaza, 2029 Century Park East, Suite 2400
Los Angeles, CA 90067
Attn: C.N. Franklin Reddick, III
Tel:	(310) 229-1000
Fax:	(310) 229-1001

With an additional copy to (which copy will also not constitute notice)

Cardinal Health, Inc.
7000 Cardinal Place
Dublin, Ohio 43017
Attn: Chief Legal Officer
Tel:	(614) 757-5000
Fax:	(614) 757-6948

Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication will be deemed to have been duly given unless and until it actually is received by the intended recipient.  Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

10.5                        Specific Performance.

Each Party acknowledges and agrees that the other Parties would be damaged irreparably if any provision of this Agreement is not performed in accordance with its specific terms or is otherwise Breached.  Accordingly, each Party agrees that the other Parties will be entitled to an injunction or injunctions to prevent Breaches of the provisions of this Agreement and to enforce specifically this Agreement and its terms and provisions in any Action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter, subject to Sections 10.6 and 10.10, in addition to any other remedy to which they may be entitled, at Law or in equity.

10.6                        Submission to Jurisdiction; Process Agent; No Jury Trial.

(a)                          Submission to Jurisdiction.  Each Party submits to the jurisdiction of any state or federal court sitting in Los Angeles, California, in any Action arising out of or relating to this Agreement and agrees that all claims in respect of the Action may be heard and determined in any such court.  Each Party also agrees not to bring any Action arising out of or relating to this Agreement in any other court.  Each Party agrees that a final judgment in any Action so brought will be conclusive and may be enforced by Action on the judgment or in any other manner provided at Law or in equity.  Each Party waives any defense of inconvenient forum to the maintenance of any Action so brought and waives any bond, surety, or other security that might be required of any other Party with respect thereto.

(b)                         Waiver of Jury Trial.  THE PARTIES EACH HEREBY AGREE TO WAIVE THEIR RESPECTIVE RIGHTS TO JURY TRIAL OF ANY DISPUTE BASED UPON OR ARISING OUT OF THIS AGREEMENT OR ANY OTHER AGREEMENTS RELATING HERETO OR ANY DEALINGS AMONG THEM RELATING TO THE TRANSACTIONS.  The scope of this waiver is intended to be all encompassing of any and all Actions that may be filed in any court and that relate to the subject matter of the Transactions, including, contract claims, tort claims, Breach of duty claims and all other common Law and statutory claims.  The Parties each acknowledge that this waiver is a material inducement to enter into a business relationship and that they will continue to rely on the waiver in their related future dealings.  Each Party further represents and warrants that it has reviewed this waiver with its legal counsel, and that each knowingly and voluntarily waives its jury trial rights following consultation with legal counsel.  NOTWITHSTANDING ANYTHING TO THE CONTRARY HEREIN, THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED ORALLY OR IN WRITING, AND THE WAIVER WILL APPLY TO ANY AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT OR TO ANY OTHER DOCUMENTS OR AGREEMENTS RELATING HERETO.  In the event of an Action, this Agreement may be filed as a written consent to trial by a court.

10.7                        Time.

Time is of the essence in the performance of this Agreement.

10.8                        Counterparts.

This Agreement may be executed in two or more counterparts, each of which will be deemed an original but all of which together will constitute one and the same instrument.

10.9                        Headings.

The article and section headings contained in this Agreement are inserted for convenience only and will not affect in any way the meaning or interpretation of this Agreement.

10.10                 Governing Law.

This Agreement and the performance of the Transactions and obligations of the Parties hereunder will be governed by and construed in accordance with the laws of the State of California, without giving effect to any choice of Law principles.

10.11                 Amendments and Waivers.

No amendment, modification, replacement, termination or cancellation of any provision of this Agreement will be valid, unless the same will be in writing and signed by Buyer and Seller.  Neither any failure nor any delay by any Party in exercising any right, power or privilege under this Agreement or any of the documents referred to in this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. To the maximum extent permitted by applicable law, (a) no claim or right arising out of this Agreement or any of the documents referred to in this Agreement can be discharged by one Party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other Party; (b) no waiver that may be given by a Party will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on one Party will be deemed to be a waiver of any obligation of that Party or of the right of the Party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

10.12                 Severability.

The provisions of this Agreement will be deemed severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof; provided that if any provision of this Agreement, as applied to any Party or to any circumstance, is adjudged by a Governmental Body, arbitrator or mediator not to be enforceable in accordance with its terms, the Parties agree that the Governmental Body, arbitrator, or mediator making such determination will have the power to modify the provision in a manner consistent with its objectives such that it is enforceable, and/or to delete specific words or phrases, and in its reduced form, such provision will then be enforceable and will be enforced.

10.13                 Expenses.

Except as otherwise expressly provided in this Agreement, each Party will bear its own costs and expenses incurred in connection with the preparation, execution and performance of this Agreement and the Transactions including all fees and expenses of agents, Representatives, financial advisors, legal counsel and accountants.  Seller agrees that Company has not borne and will not bear any costs and expenses (including any legal fees and expenses of any Seller Party) in connection with this Agreement or any of the Transactions.

10.14                 Construction.

The Parties have participated jointly in the negotiation and drafting of this Agreement.  If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties and no presumption or burden of proof will arise favoring or disfavoring any Party because of the authorship of any provision of this Agreement.  Any reference to any federal, state, local, or foreign Law will be deemed also to refer to Law as amended and all rules and regulations promulgated thereunder, unless the context requires otherwise.  The words “include,” “includes,” and “including” will be deemed to be followed by “without limitation.”  Pronouns in masculine, feminine, and neuter genders will be construed to include any other gender, and words in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires.  The words “this Agreement,” “herein,” “hereof,” “hereby,” “hereunder,” and words of similar import refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited.  The Parties intend that each representation, warranty, and covenant contained herein will have independent significance.  If any Party has Breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not Breached will not detract from or mitigate the fact that the Party is in Breach of the first representation, warranty, or covenant.

10.15                 Incorporation of Exhibits, Annexes, and Schedules.

The exhibits, annexes, schedules, and other attachments identified in this Agreement are incorporated herein by reference and made a part hereof.

10.16                 Remedies.

Except as expressly provided herein, the rights, obligations and remedies created by this Agreement are cumulative and in addition to any other rights, obligations, or remedies otherwise available at Law or in equity.  Except as expressly provided herein, nothing herein will be considered an election of remedies.

10.17                 Electronic Signatures.

(a)                          Notwithstanding the Electronic Signatures in Global and National Commerce Act (15 U.S.C. Sec. 7001 et. seq.), the Uniform Electronic Transactions Act, or any other Law relating to or enabling the creation, execution, delivery, or recordation of any contract or signature by electronic means, and notwithstanding any course of conduct engaged in by the Parties, no Party will be deemed to have executed a Transaction Document or other document contemplated thereby (including any amendment or other change thereto) unless and until such Party shall have executed such Transaction Document or other document on paper by a handwritten original signature or any other symbol executed or adopted by a Party with current intention to authenticate such Transaction Document or such other document contemplated.

(b)                         Delivery of a copy of a Transaction Document or such other document bearing an original signature by facsimile transmission (whether directly from one facsimile device to another by means of a dial-up connection or whether mediated by the worldwide web), by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.  “Originally signed” or “original signature” means or refers to a signature that has not been mechanically or electronically reproduced.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

INSIGHT HEALTH CORP.

By:	/s/ Michael A. Boylan
Name:	Michael A. Boylan
Title:	Exec. Vice President & Chief Development Officer

COMPREHENSIVE MEDICAL IMAGING, INC.

By:	/s/ Brendan A. Ford
Name:	Brendan A. Ford
Title:	Exec. Vice President – Corporate Development

CARDINAL HEALTH 414, INC.

By:	/s/ Brendan A. Ford
Name:	Brendan A. Ford
Title:	Exec. Vice President – Corporate Development

CARDINAL HEALTH, INC.

By:	/s/ Brendan A. Ford
Name:	Brendan A. Ford
Title:	Exec. Vice President – Corporate Development

[Signature Page to Comprehensive Medical Imaging Inc. Stock Purchase Agreement]